EXHIBIT 99.1

Notice of Meeting and Management Proxy Circular

Annual Meeting of Teck Resources Limited

to be held April 27, 2022

Notice of Annual Meeting of Shareholders

of Teck Resources Limited

When: Wednesday, April 27, 2022 12:00 p.m. (Pacific time)	Where: Virtual meeting at: https://virtual-meetings.tsxtrust.com/1294

At the annual meeting of shareholders (the “Meeting”), shareholders will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2021 and the auditor’s report thereon;
2)	elect 14 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation; and
5)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the management proxy circular (the “Circular”), which also has information on voting and about our directors, governance and compensation.

You have the right to vote if you were a Teck shareholder as of the close of business on March 1, 2022.

Your vote is important. All shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by 12:00 p.m. (PDT) on Monday, April 25, 2022 (the “Proxy Deadline”). Detailed voting instructions for registered and non-registered shareholders begin on page 3 of the Circular.

Virtual Meeting Attendance

In light of the ongoing COVID-19 pandemic and potential restrictions on gatherings, Teck is requesting that shareholders vote on the matters before the meeting by proxy and attend the meeting virtually at: https://virtual-meetings.tsxtrust.com/1294. To participate in the Meeting, shareholders will need to log in using the control number included on your proxy form and the passcode “teck2022”. The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting live, submit questions, and vote on the business of the meeting, if the shares have not been voted in advance of the Meeting. If you wish to appoint someone to be your proxy other than the persons named in the form of proxy, you will need to completed and return the Request for Control Number Form at https://www.tsxtrust.com/control-number-request at least 24 hours prior to the meeting

Have a question for management? Email corporate.secretary@Teck.com to submit it in advance.

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Non-Registered Holders

Non-registered holders, including those holding their shares through a broker, financial institution or other intermediary, should carefully follow the instructions set out in their voting instruction form. Please note that only registered shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and complete and return the Request for Control Number Form at https://www.tsxtrust.com/control-number-request at least 24 hours prior to the meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials.

The Circular, proxy, and 2021 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.sedar.com and www.sec.gov/edgar.

Are you a registered shareholder and have questions about Notice-and-Access or want to obtain free paper copies?

Call: 1-888-433-6443 (from North America)

1-416-682-3801 (outside North America)

Email: tsxt-fulfilment@tmx.com

Are you a non-registered shareholder and want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call: 1-877-907-7643 or 1-844-916-0609

(from North America)

1-303-562-9305 (outside North America)

You will need the control number from your voting instruction form.

Not sure if you’re a registered shareholder?

See page 5 for more information.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting.

Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

By order of the Board of Directors,

“Amanda Robinson”

Amanda Robinson

Corporate Secretary and Legal Counsel

March 1, 2022

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Dear Shareholders:

You are invited to virtually attend the annual meeting of shareholders of Teck Resources Limited to be held on Wednesday, April 27, 2022 at 12:00 p.m. Pacific Daylight Time at https://virtual-meetings.tsxtrust.com/1294. In order to mitigate potential risks to the health and safety of our shareholders, employees, communities and other stakeholders given the ongoing uncertainty related to the COVID-19 pandemic, Teck is once again holding the meeting virtually this year.

All shareholders are encouraged to vote on the matters before the meeting by proxy and attend the meeting virtually. Shareholders will be able to ask questions of management at the conclusion of the meeting. Questions may also be submitted in advance by email to corporate.secretary@Teck.com.

This notice of meeting and the accompanying management proxy circular outline the business to be conducted at the meeting and provide information on the director nominees, executive compensation, and corporate governance at Teck. We hope that you will take the time to read the circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Even if you cannot virtually attend the meeting, we encourage you to vote. Instructions on how you can exercise your voting rights are found beginning on page 5 of the circular.

We are pleased with how our employees have responded to the extraordinary flood and wildfire events in British Columbia as well as the challenges related to the ongoing pandemic in 2021. We look forward to reviewing Teck’s record performance during the year and the outlook for our business at the meeting.

“Sheila A. Murray”	“Donald R. Lindsay”

Sheila A. Murray Chair of the Board	Donald R. Lindsay President and Chief Executive Officer

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Executive Summary

2021 Performance Highlights

Teck had record safety and financial performance in 2021, maintaining a focus on advancing the QB2 project and continuing safe production at our operations while managing the effects of the catastrophic flood and wildfire events in British Columbia and the ongoing effects of the COVID-19 pandemic, in order to protect our employees and the communities that we operate in.

•	Our High Potential Injury Frequency was the lowest ever, down 38% for 2021 compared to 2020
•	Annual profit attributable to shareholders was $2.9 billion or $5.39 per share
•	We generated cash flows from operations of $4.7 billion in the year, ending the year with a cash balance of $1.4 billion and no amounts drawn on our US$4 billion committed credit facility
•	We reached multi-year collective agreements at our Antamina, Quebrada Blanca, Fording River and Elkview Operations, and in early 2022, at our Highland Valley Copper Operations
•	We were named to the S&P Global Dow Jones Sustainability World Index for the 12th consecutive year and recognized as the #1 company in the Metals and Mining sector
•	We were recognized in January as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights as the top-ranked mining company

Teck’s Prudent Copper Growth Strategy

In 2022, Teck will continue to focus on its strategic priorities in 2022, including advancing the QB2 project to completion, with first production expected in the second half of 2022, realizing the benefits from our enhanced steelmaking coal logistics chain, and enhancing our sustainability and climate performance.

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2021 Governance Highlights

Teck is committed to maintaining best practices in corporate governance. We continued to refine our approach to governance in 2021, including adopting a new Board diversity policy with a gender diversity target, refreshing our Code of Ethics, and conducting a detailed, third-party facilitated peer and chair review to complement our internal board and committee evaluation process. Over the course of 2021, the Board used the results of the external review to examine its current skillset and conduct recruitment to introduce new directors to the Board.

A list of our key practices is below and further details can be found under Information about Corporate Governance, beginning on page 20.

		Pg.			Pg.			Pg.
✓	Annual individual election of directors with majority voting	7	✓	Board Diversity Policy with a target of no one gender comprising >70% of the Board by the end of 2022	28	✓	Mandatory minimum share ownership for directors	18
✓	Independent Chair	27				✓	No options granted to non-executive directors	18
✓	Committees are 100% independent directors	27	✓	29% female directors and 29% directors who are members of a visible minority	28	✓	Independent director term limits	28
✓	In camera sessions at each Board and committee meeting	27	✓	Annual Board, Chair, committee and director evaluations	29	✓	Average director tenure of 7.6 years	28
✓	Written Code of Ethics	30	✓	Board education and orientation program	29	✓	Director Overboarding Policy	30
✓	Robust whistleblower practices	30	✓	No board interlocks	30	✓	Robust anti-bribery and corruption compliance program	30

2021 Executive Compensation Highlights

Teck’s executive compensation programs are focused on paying for performance and alignment with the shareholder experience. In 2021, we focused on examining our pay practices and our disclosure, revising our long term incentives, and soliciting feedback from our shareholders regarding changes to our approach to compensation.

A list of our key compensation practices is below and further details can be found under Information about Executive Compensation, beginning on page 42.

		Pg.			Pg.			Pg.
✓	Annual Say on Pay vote and disclosure of detailed results by class	1	✓	Disciplined annual incentive plan rewards underlying business performance by adjusting for changes in commodity prices and foreign exchange rates	54	✓	Annual incentive payments capped at 2x target	48
✓	Incentive compensation tied to strategic and business objectives	42				✓	Double-trigger severance and equity vesting on change of control	69
✓	Significant contingent pay, with 86% of CEO and 78% of other NEO compensation at-risk in 2021	52	✓	Compensation benchmarked against a relevant North American industry peer group, targeting the market median	50
✓	Emphasis on equity-linked long-term incentives, including 50% performance-contingent share units	56	✓	Mandatory minimum share ownership for executives	49
✓	No time-vested units issued to NEOs	57	✓	No option re-pricing	77
			✓	Robust clawback policy	49
✓	Compensation programs designed to mitigate undue risk-taking and annual compensation risk assessment	48	✓	Anti-hedging policy	31
			✓	Independent compensation consultant to the Board	48

We heard you In response to the results of our 2020 Say on Pay vote, the Board conducted extensive shareholder engagement in 2021 to find out how we can do better. See page 40 for details.

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2021 Sustainability Highlights

Teck is committed to responsible resource development. We are focused on operating sustainably, ensuring the health and safety of our people, and building strong relationships with communities. In 2021, we published our 20th annual Sustainability Report and our third report aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”), Climate Change Outlook 2021.These reports are available on our website at www.Teck.com/Reports.

Teck has been recognized as a world leader in sustainability and responsible resource development in several indices and through awards for our sustainability and safety performance. A selection of Teck’s recent achievements is set out below.

• Named to S&P Global SAM Corporate Sustainability Index (DJSI) for 12 consecutive years and the top metals and mining sector company in 2021	• Ranked 1st among Metals and Mining companies in North America by Moody’s ESG (Vigeo Eiris)	• Named to the Bloomberg Gender-Equality Index for the 5th consecutive Year in 2022
• Ranked “AA” by MSCI and included as a constituent of the MSCI World Leaders ESG index since 2015	• Ranked 2nd of all companies in the diversified metals industry by Sustainalytics	• Named one of Corporate Knights Best 50 Corporate Citizens for the 14th consecutive year
• Named one of Corporate Knights 2022 Global 100 Most Sustainable Corporations, for the 4th straight year	• Forbes Word’s Best Employers and Canada’s Best Employers Lists	• Named one of Canada’s Top 100 Employers and Top Employers for Young People by Mediacorp
• Listed on FTSE4Good Index Series

Further details can be found under Information about Sustainability beginning on page 41.

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Business of the Meeting

1)	Receive Financial Statements

We will present Teck’s audited consolidated financial statements for the year ended December 31, 2021, together with the auditor’s report thereon. The financial statements are contained in our 2021 Annual Report, which is available on Teck’s website at www.Teck.com/reports.

2)	Elect Directors

14 directors will be elected to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about each of the nominated directors beginning on page 7.

The Board recommends that you vote FOR each nominated director
3)	Appointment of Auditor

The Board recommends the re-appointment of PricewaterhouseCoopers LLP as Teck’s auditor, with its remuneration to be set by the Board.

The fees paid to the auditor for the years ended December 31, 2021 and 2020 are as follows:

	2021 ($000)	2020 ($000)
Audit Services Includes services that are provided by the external auditor in connection with the audit of the financial statements and internal controls over financial reporting.	4,992	4,965
Audit Related Services Includes assurance and related services that are related to the performance of the audit and pension plan and special purpose audits.	1,106	723
Tax Services Fees are for corporate and international expatriate tax services.	350	418
All Other Fees Amounts relate to a number of projects, greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.	479	397

The independence of the external auditor is monitored by the Audit Committee as part of a robust governance framework, which includes requirements for rotation of the lead audit partner and the auditor’s own internal independence procedures. The lead audit partner was last rotated in 2021.

The Board recommends that you vote FOR PricewaterhouseCoopers LLP
4)	Advisory Resolution on Executive Compensation

In order to provide shareholders with an opportunity to have a “say on pay”, since 2011 Teck has held a vote on a non-binding advisory resolution on our approach to executive compensation. The Compensation & Talent Committee (the “Compensation Committee”) and the Board consider the outcome of the vote as part of their ongoing review of executive compensation.

The Board recognizes that the results of the say on pay vote in 2021 indicated a significant level of dissatisfaction with Teck’s 2020 executive compensation program, particularly among holders of Class B subordinate voting shares. In order to gain further insight into the views and concerns of our

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shareholders, the Board undertook an extensive program of shareholder engagement in 2021 specifically to discuss executive compensation and governance issues with Teck’s Class B subordinate voting shareholders. You can find more information on shareholder engagement at Teck beginning on page 39.

At the meeting, shareholders will vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Teck Resources Limited’s Management Proxy Circular delivered in advance of the 2022 Annual Meeting of shareholders.

The results of Teck’s “say on pay” vote at the previous three annual meetings are set out below:

Year	Percentage of overall votes in favour	Percentage of Class B subordinate voting shares voted in favour
2021	80.20%	51.87%
2020	95.3%	90.5%
2019	97.4%	93.9%

Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders.

Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on controllable performance. Teck’s Board is committed to paying for performance and providing strong alignment with shareholder experience through:

  striking an appropriate balance between fixed and variable compensation, with 86% of CEO and an average of 78% of other NEO compensation at risk in 2021 an annual incentive program that adjusts for changes in commodity prices and foreign exchange rates on a consistent and symmetrical formula basis in order to more closely track management’s actual performance and avoid windfall payments benchmarking against a comparator group of issuers with whom we compete for talent, targeting market median; and
  emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics;

Long term realizable pay outcomes reflect these goals. We instituted significant changes to our compensation programs during 2021. You can find detailed information on our executive compensation program beginning on page 42 of this Circular, including details of the components, objectives, and administration of the program and compensation outcomes for 2021.

The Board recommends that you vote FOR the advisory resolution to accept our approach to executive compensation
5)	Other Business

If other items of business are properly brought before the Meeting, you or your proxyholder can vote on such matters. Teck is not aware of any other items of business to be considered.

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General Information

In this Circular, unless otherwise noted:

•	all information is as of the Record Date of March 1, 2022;
•	all dollar amounts are in Canadian dollars;
•	references to shareholders are references to registered shareholders;
•	references to the CBCA are references to the Canada Business Corporations Act; and
•	references to “Teck”, the “Corporation”, “we”, “us”, or “our” are references to Teck Resources Limited and its consolidated subsidiaries

Solicitation of Proxies

Proxies are being solicited by Teck’s management in connection with the Meeting. Solicitation will be primarily by mail, but may be supplemented by solicitation by Teck directors, officers, and employees without special compensation. Teck will pay the cost of any solicitation.

Quorum

In order for the meeting to proceed, there must be at least 3 shareholders present in person or by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting.

Voting Shares and Principal Holders of Voting Shares

Teck is authorized to issue an unlimited number of Class A common shares with 100 votes per share, an unlimited number of Class B subordinate voting shares, with one vote per share, and an unlimited number of preference shares, issuable in series.

On the Record Date, the following shares were outstanding:

Class	Number	Percentage of Aggregate Votes
Class A common shares	7,765,503	59.5%
Class B subordinate voting shares	527,901,736	40.5%

Except as set out below, to the knowledge of Teck’s directors and officers, no person or company beneficially owns or exercises control or direction, directly or indirectly, over shares carrying more than 10% of the votes attached to any class of Teck’s voting securities.

Name of Shareholder	Class A Number(3)	Class A Votes (%)	Class B Number(3)	Class B Votes (%)	Aggregate Votes (%)
Temagami Mining Company Limited(1)	4,300,000	55.4%	725,000	0.1%	33.0%
SMM Resources Incorporated	1,469,000	18.9%	295,800	0.1%	11.3%
Fullbloom Investment Corporation(2)	Nil	N/A	59,304,474	11.3%	4.5%
(1)	Keevil Holding Corporation (“Keevil Holdco”) beneficially owns 51.16% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) and SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd. (“SMM”), beneficially owns 48.84% of the outstanding shares of Temagami.
(2)	Fullbloom Investment Corporation is a wholly-owned subsidiary of China Investment Corporation (“CIC”)
(3)	Holdings based on public filings as at the record date.
Access the Circular and our 2021 Annual Report on our website at www.Teck.com/reports or under Teck’s name at www.sedar.com and www.sec.gov/edgar

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The Class A common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “TECK.A”. The Class B subordinate voting shares trade on the TSX under the symbol “TECK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TECK”.

Notice-and-Access

Teck is relying on the "notice and access" provisions available under applicable securities laws and an exemption received from Corporations Canada for delivery of meeting materials to its registered and beneficial shareholders. Shareholders who do not have instructions on their accounts to receive paper material will receive the notice of meeting, which contains information on how to obtain electronic and paper copies of proxy-related materials in advance of the Meeting, as well as a proxy or voting instruction form.

Using notice and access reduces our printing and mailing costs and is more environmentally friendly, without reducing shareholders’ access to information about Teck.

Annual and Interim Reports

Teck is relying on an exemption received from Corporations Canada for delivery of financial statements to its registered shareholders and will only be mailing paper copies of the financial statements to registered shareholders who have standing instructions on their accounts to receive paper copies. Registered shareholders who have consented to electronic delivery will receive the 2021 Annual Report by email.

If you are a beneficial shareholder who has requested to receive proxy-related materials and do not have instructions on your account to receive paper material, you will receive the Annual Report through notice and access.

To sign up to receive documents electronically, visit: tsxtrust.com/edelivery

To change your mailing preferences, please complete the annual and interim questions on your proxy or voting instruction form.

Shareholder Proposals

Shareholder proposals for the next annual meeting must be received by November 29, 2022.

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Information about Voting

Who Can Vote

The record date for the Meeting is March 1, 2022 (the “Record Date”). Holders of Class A common shares or Class B subordinate voting shares at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting, in person or by proxy.

Each item of business to be considered at the Meeting requires a simple majority of votes in favour in order to pass. Director elections are governed by our majority voting policy, which is described on page 28.

How to Vote

Registered Shareholders	Non-registered (Beneficial) Shareholders
You hold your shares directly in your own name with our transfer agent, TSX Trust Company. A proxy is included with your Meeting materials. The Proxy Deadline is Monday, April 25, 2022 at 12:00 p.m.	Your shares are held through a broker, trustee, financial institution, custodian, or other intermediary. Your intermediary has sent you a voting instruction form (“VIF”).
Attending the Virtual Meeting	Attending the Virtual Meeting

•     do not complete a proxy

•     attend the virtual Meeting at

https://virtual-meetings.tsxtrust.com/1294

•      log in as a shareholder using the control number located on your proxy form and the passcode “teck2022”

•      follow the instructions on the VIF to appoint yourself as proxyholder to attend the virtual meeting by writing your name in the space provided, signing and returning the VIF

•      obtain a control number at: https://www.tsxtrust.com/control-number-request

•      attend the Virtual Meeting at:

https://virtual-meetings.tsxtrust.com/1294

•      log in using the control number you obtained at the link above and the passcode “teck2022”

Not Attending the Meeting	Not Attending the Meeting

Return your completed, signed, and dated proxy in one of the following ways:

•     vote by internet: www.tsxtrust.com/vote-proxy

•     vote by telephone: 1-888-489-5760 (English only) or 1-888-489-7352 (Bilingual)

•     mail to: TSX Trust Company Proxy Dept., PO Box 721, Agincourt, ON M1S 0A1

See the instructions on your proxy for more details.

Submit your voting instructions by completing and returning the VIF in accordance with the directions on the VIF.

•   vote by internet: www.proxyvote.com

•   vote by telephone: phone: 1-800-474-7493

•   mail to: Data Processing Centre, PO Box 3700, STN. Industrial Park, Markham, ON L3R 9Z9

See the instructions on the VIF or contact your intermediary for more details.

Revoking your Proxy	Revoking your Voting Instructions

You can revoke your proxy by:

•   completing and returning a new proxy before the Proxy Deadline with a later date

•   sending a notice in writing to our Corporate Secretary before the Proxy Deadline

•   providing a notice in writing to the Chair of the Meeting at the Meeting

•   in any other manner permitted by law

Contact your intermediary for instructions on how to revoke voting instructions previously submitted. Be sure to contact your intermediary well in advance of the Proxy Deadline.

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Information about Proxy Voting

•	The persons named in the provided proxy are officers of Teck.
•	You may appoint some other person (who need not be a shareholder) to represent you at the Meeting by inserting the person’s name in the blank space provided and returning the proxy as specified before the Proxy Deadline. To attend the virtual meeting, you will also need to request a control number at https://www.tsxtrust.com/control-number-request
•	The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder on a ballot in accordance with the instructions of the shareholder and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.
•	The accompanying form of proxy confers discretionary authority upon proxyholders with respect to amendments or variations to the matters to be acted upon and other matters that properly come before the Meeting.
•	Please note that in order for your vote to be recorded, your proxy must be received at least 48 hours before the Meeting.
•	Nonetheless, the Chair of the Meeting has discretion to accept late proxies.

If you do not specify how you want to vote and you appoint the management representatives as your proxyholders, they will vote:

•         FOR the election of directors

•         FOR the appointment of the auditor

•         FOR the advisory resolution on Teck’s approach to executive compensation

Information for Beneficial Shareholders

Beneficial shareholders should carefully follow the instructions of their intermediaries and their service companies to submit their voting instructions.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your broker, trustee, financial institution, custodian, or other intermediary, who holds your shares in a nominee account. Notice-and-access compliant meeting materials are distributed to intermediaries, who will forward meeting materials in accordance with your instructions, along with a form of VIF. Please return your voting instructions as specified in the VIF. Teck will pay the costs for intermediaries to deliver proxy-related materials to objecting beneficial owners.

Voting Results

We will issue a news release with the voting results shortly after the Meeting and will also file results with securities regulators as required. Visit www.Teck.com/news to see our news releases.

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Information about the Director Nominees

The Board has determined that 14 directors are to be elected at the Meeting to hold office until the next annual meeting of shareholders. The following pages provide relevant information on each of the director nominees.

Other than Mr. Tani, Mr. Schiodtz and Ms. Strunk, each of the nominees was elected at the last annual meeting in 2021. Management does not expect that any nominee will be unable or unwilling to serve as a director.

Director Profiles

MAYANK M. ASHAR, 66
Calgary, Alberta, Canada Independent(2) Director Since: 2007 Term Limit: 2023

Mayank Ashar was appointed to the Board of Teck in November 2007. He is a graduate of the University of Toronto (M. Eng, MBA). Mr. Ashar is currently principal of Bison Refining LLC. He was previously Managing Director and Chief Executive Officer of Cairn India Limited from November 2014 until June 2016 and the President of Irving Oil from 2008 to April 2013. From 1996 to 2008, he was Executive Vice President at Suncor Energy with various operations roles in oil sands, U.S.A. and corporate strategy. He is currently a director of Enbridge Inc.

Other Public Company Directorships:	Meetings Attended:
Enbridge Inc.	Board	11 of 11	100%

2021 Voting Results:	Committee Meetings Attended:
For: 98.8%	Audit	6 of 6	100%
Withheld: 1.2%	Compensation & Talent	4 of 4	100%
	Technical	5 of 5	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	70,000 ($2,550,100)	124,929 ($4,551,163)	0 ($0)	$7,101,263	Yes

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QUAN CHONG, 69
Beijing, China Independent(2) Director Since: 2016 Term Limit: 2031

Quan Chong was elected to the Board of Teck in April 2016. He received a BA in English from the Beijing Institute of Foreign Trade in 1978 and is a graduate of Harvard Business School’s executive management program (1998). Among other positions he has held during his career, Mr. Chong has worked extensively for the Ministry of Foreign Trade, the United Nations Office in Geneva, the Commercial section of the Chinese Embassy in the U.K., the Department of Foreign Affairs, and the Ministry of Commerce. He was previously Deputy China International Trade Representative (Vice-Ministerial level) and served as a deputy of the National People’s Congress of China. He has extensive experience in bilateral negotiations with numerous countries and oversaw WTO dispute settlements and antitrust reviews while at the Ministry. Most recently, he was appointed as Chairman of the China Society for World Trade Organization Studies in February 2019.

Other Public Company Directorships:	Meetings Attended:
None	Board	10 of 11	91%

2021 Voting Results:
For: 99.4%
Withheld: 0.6%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	0 ($0)	0 ($0)	$0	N/A*

*The Board has exempted Mr. Chong from this requirement. See page 18 for details.

EDWARD C. DOWLING, 66
Mattapoisett, Massachusetts, U.S.A. Independent(2) Director Since: 2012 Term Limit: 2028

Edward Dowling was appointed to the Board of Teck in September 2012. Mr. Dowling is an Alumni Fellow of Pennsylvania State University and holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing. He has more than 30 years of experience in the mining industry and was previously President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012. He is currently a director of SSR Mining Inc.* and Chairman of Copper Mountain Mining Company.

Other Public Company Directorships:	Meetings Attended:
Copper Mountain Mining Company	Board	11 of 11	100%
SSR Mining Inc.*
	Committee Meetings Attended:
	Compensation & Talent (Chair)	7 of 7	100%
2021 Voting Results:	Corporate Governance & Nominating	5 of 5	100%
For: 94.0%	Technical	5 of 5	100%
Withheld: 6.0%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	9,600 ($349,728)	86,084 ($3,136,040)	0 ($0)	$3,485,768	Yes

* Mr. Dowling will not be standing for re-election as a director of SSR Mining Inc. in 2022.

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TORU HIGO, 60
Tokyo, Japan Independent(2) Director Since: 2019 Term Limit: 2035

Toru Higo was appointed to the Board of Teck in September 2019. He is a graduate of the Rikkyo University (BS Mathematics). He has held various positions with Sumitomo Metal Mining Co., Ltd. since 1986 and is currently Director, Managing Executive Officer and General Manager of the Corporate Planning Department of Sumitomo Metal Mining Co., Ltd.

Other Public Company Directorships:	Meetings Attended:
None	Board	11 of 11	100%

2021 Voting Results:	Committee Meetings Attended:
For: 99.5%	Safety & Sustainability	7 of 7	100%
Withheld: 0.5%

Securities Held(1)(4)
Class A	Class B(4)	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	2,000 ($72,860)	29,358 ($1,069,512)	0 ($0)	$1,142,372	Yes

NORMAN B. KEEVIL, III, 58
Victoria, B.C., Canada Not Independent(3) Director Since: 1997 Term Limit: n/a

Norman Keevil, III was appointed to the Board of Teck in 1997 and was appointed Vice Chair in October 2018. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. Mr. Keevil is President of Boydel Wastewater Technologies Inc., a B.C. based clean technology company specializing in advanced wastewater treatment technology for industrial and municipal water treatment plants.

Prior to joining Boydel, Mr. Keevil was Chief Operating Officer at Sunpump Solar Inc. and President of Poncho Wilcox Engineering. He is a director of Lupaka Gold Corp.

Other Public Company Directorships:	Meetings Attended:
Lupaka Gold Corp.	Board	11 of 11	100%

2021 Voting Results:
For: 99.4%
Withheld: 0.6%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	10,000 ($364,300)	68,242 ($2,486,056)	0 ($0)	$2,850,356	Yes

* In addition, Mr. Keevil is a director of Keevil Holdco, which holds approximately 51.16% of the outstanding shares of Temagami Mining Company Limited, which as at March 1, 2022 held 4,300,000 Class A Shares and 725,000 Class B subordinate voting shares.

9

DONALD R. LINDSAY, 63
Vancouver, B.C., Canada Not Independent(5) Director Since: 2005 Term Limit: n/a

Donald Lindsay joined Teck as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005. He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.). He is currently a director of Manulife Financial Corporation. Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region. He is also the past-Chair of both the Business Council of Canada and the International Council on Mining and Metals.

Other Public Company Directorships:	Meetings Attended:
Manulife Financial Corporation	Board	11 of 11	100%

2021 Voting Results:
For: 97.2%
Withheld: 2.9%

Securities Held(1)(6)
Class A	Class B	DSUs	PDSUs	PSUs	Total Value	Meets share ownership requirement
0 ($0)	403,976 ($14,716,846)	988,162 ($35,998,742)	0 ($0)	359,093 ($13,081,758)	$63,797,345	Yes

TRACEY L. McVICAR, 53(7)
Vancouver, B.C., Canada Independent(2) Director Since: 2014 Term Limit: 2030

Tracey McVicar was appointed to the Board of Teck in November 2014. She is a graduate of the University of British Columbia (B.Comm, Finance). She holds a Chartered Financial Analyst (CFA) designation and is an Institute Certified Director (ICD.D). Ms. McVicar is currently a Partner at CAI Capital Partners, a private equity firm she joined in 2003. Prior to this role, she held senior positions in investment banking at Raymond James Ltd. and RBC Capital Markets. She is a past director of BC Hydro Corporation where she chaired the Audit and Finance Committee.

Other Public Company Directorships:	Meetings Attended:
None	Board	11 of 11	100%

2021 Voting Results:	Committee Meetings Attended:
For: 98.6%	Audit	6 of 6	100%
Withheld: 1.4%	Safety & Sustainability	2 of 2	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	87,809 ($3,198,882)	0 ($0)	$3,198,882	Yes

10

SHEILA A. MURRAY, 66
Toronto, Ontario, Canada Independent(2) Director Since: 2018 Term Limit: 2033

Sheila Murray has been a director of Teck since April 2018 and was appointed Chair of the Board in February 2020. She is a graduate of Queens University (B.Comm and LLB). Ms. Murray served as President of CI Financial Corp. from 2016 to 2019 and was previously Executive Vice-President, General Counsel and Secretary of CI Financial Corp. and a partner at Blake, Cassels & Graydon LLP, where she practised securities law with an emphasis on mergers and acquisitions, corporate finance, and corporate reorganizations. Ms. Murray is the past Chair of the Dean’s Council at Queen’s University Law School and has also taught Securities Regulation at Queen’s University and Corporate Finance at the University of Toronto’s Global Professional LLM in Business Law Program. Ms. Murray is also a director of CI Financial Corp., BCE Inc./Bell Canada, and a trustee of Granite REIT.

Other Public Company Directorships:	Meetings Attended:
CI Financial Corp.*	Board	11 of 11	100%
BCE Inc./Bell Canada
Granite REIT	Committee Meetings Attended:
	Corporate Governance & Nominating (Chair)	3 of 3	100%
2021 Voting Results:
For: 98.5%
Withheld: 1.5%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	7,860 ($286,340)	71,253 ($2,595,747)	0 ($0)	$2,882,087	Yes

* Ms. Murray will not be standing for re-election as a director of CI Financial Corp. in 2022.

KENNETH W. PICKERING, 74
Chemainus, B.C., Canada Independent(2) Director Since: 2015 Term Limit: 2030

Kenneth Pickering was elected to the Board of Teck in April 2015. He is a graduate of the University of British Columbia (B.A.Sc.) and the Harvard Business School Advanced management Program. Mr. Pickering is currently an international mining operations and project development private consultant. Prior to this role, he held a number of senior positions worldwide over a 39-year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and most recently Vice President Major Projects, Closed Mines and North American Assets. He is a director of Endeavour Silver Corporation, Northern Dynasty Minerals Ltd, and Taseko Mines Limited, and Chairman of Jetti Resources, LLC, a private mining technology company.

Other Public Company Directorships:	Meetings Attended:
Endeavour Silver Corporation	Board	11 of 11	100%
Northern Dynasty Minerals Ltd.
Taseko Mines Limited	Committee Meetings Attended:
	Compensation & Talent	7 of 7	100%
2021 Voting Results:	Safety & Sustainability	7 of 7	100%
For: 98.8%	Technical (Chair)	5 of 5	100%
Withheld: 1.2%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	22,800 ($830,604)	78,812 ($2,871,121)	0 ($0)	$3,701,725	Yes

11

UNA M. POWER, 57
Vancouver, B.C., Canada Independent(2) Director Since: 2017 Term Limit: 2032

Una Power was elected to the Board of Teck in April 2017 Ms. Power is a corporate director and is the former Chief Financial Officer of Nexen Energy ULC, a former publicly traded oil and gas company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment. Ms. Power holds a B.Comm (Honours) from Memorial University, and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD. Ms. Power is a director of Bank of Nova Scotia and TC Energy Corporation.

Other Public Company Directorships:	Meetings Attended:
Bank of Nova Scotia	Board	9 of 11	82%
TC Energy Corporation
	Committee Meetings Attended:
2021 Voting Results:	Audit (Chair)	6 of 6	100%
For: 98.5%	Compensation & Talent	7 of 7	100%
Withheld: 1.5%	Corporate Governance & Nominating	5 of 5	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	11,454 ($417,269)	54,573 ($1,988,094)	0 ($0)	$2,405,364	Yes

PAUL G. SCHIODTZ, 63
Santiago, Chile Independent(2) Director Since: 2022 Term Limit: 2037

Mr. Schiodtz was appointed to the Board of Teck in February 2022. He is a graduate of the University of Santiago (Mechanical Engineering) and Massachusetts Institute of Technology (M.Sc.). He is currently the Chairman of the Board of the Asociación Chilena de Seguridad since 2017. He is also a director of the Sociedad de Fomento Fabril and former Chairman of the Canada-Chile Chamber of Commerce.

Other Public Company Directorships:	Meetings Attended:
None	Board	N/A	N/A

2021 Voting Results: N/A

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	16,298 ($593,736)	0 ($0)	0 ($0)	$0	No*

* Mr. Schiodtz has until 2027 to meet share ownership guidelines.

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TIMOTHY R. SNIDER, 71
Tucson, Arizona, United States Independent(2) Director Since: 2015 Term Limit: 2030

Timothy Snider was elected to the Teck Board in April 2015. He is a graduate of Northern Arizona University (B.Sc.). Mr. Snider is currently Chairman of Cupric Canyon Capital LP/GP. Prior to this role, he had a 38 year career with Phelps Dodge Corporation and its successor Freeport-McMoRan Copper and Gold, Inc. during which he held numerous technical, operating, and executive positions, including President and Chief Operating Officer.

Other Public Company Directorships:	Meetings Attended:
Iamgold Corporation	Board	11 of 11	100%

2021 Voting Results:	Committee Meetings Attended:
For: 97.1%	Corporate Governance & Nominating	3 of 3	100%
Withheld: 2.9%	Safety & Sustainability (Chair)	7 of 7	100%
	Technical	5 of 5	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	13,150 ($479,055)	83,743 ($3,050,757)	0 ($0)	$3,529,812	Yes

* Mr. Snider will not be standing for re-election as a director Iamgold Corporation in 2022.

SARAH A. STRUNK, 60
Coronado, California, United States Independent(2) Director Since: 2022 Term Limit: 2037

Ms. Strunk was appointed to the Board of Teck in February 2022. She is currently the Chair and a Director and Shareholder of Fennemore Craig, P.C., since 2000. She is also a director of Arizona Sonoran Copper Company, a member of the Foundation for Mineral and Energy Law, and called to the bar in Arizona, California, New York, Connecticut and Kansas.

Other Public Company Directorships:	Meetings Attended:
Arizona Sonoran Copper Company	Board	N/A	N/A

2021 Voting Results: N/A

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	1,000 ($36,430)	0 ($0)	0 ($0)	$0	No*

* Ms. Strunk has until 2027 to meet share ownership guidelines.

13

MASARU TANI, 61
Vancouver, B.C., Canada Independent(2) Director Since: 2021 Term Limit: 2037

Masaru Tani was appointed to the Board of Teck in December 2021. He is a graduate of Waseda University (B.A. Commerce) and holds a CPA designation in the State of Illinois. He has held various positions with Sumitomo Metal Mining Co., Ltd. since 1984 and is currently Qualified Executive of Sumitomo Metal Mining Co., Ltd and the President of Sumitomo Metal Mining Canada Ltd.

Other Public Company Directorships:	Meetings Attended:
None	Board	1 of 1	100%

2021 Voting Results: N/A

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	1,000 ($36,430)	115 ($4,189)	0 ($0)	$4,189	No*

* Mr. Tani has until 2026 to meet share ownership guidelines.

Notes to Director Profiles:

(1)	Share and share unit holdings are as at the record date valued at the closing price of the Class B subordinate voting shares ($36.43) on the TSX on December 31, 2021. DSUs granted to non-executive directors vest on the grant date. Values as at December 31, 2021 are calculated as the notional value of share unit awards, assuming full vesting, based on the closing price for Class B subordinate voting shares on the TSX as at December 31, 2021. For the purposes of Mr. Lindsay’s performance share units (“PSUs”), the value has been calculated assuming a performance factor of 100%.
(2)	The Board considers as independent a Director who is: (a) not a member of management; (b) free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of Teck other than interests and relationships arising solely from holdings in Teck, and (c) not considered to have a direct or indirect material relationship with Teck under subsection 1.4 of National Instrument 52-110 – Audit Committees.
(3)	Mr. Keevil has a family relationship with N.B. Keevil, the former Chairman of Teck.
(4)	Mr. Higo is an employee of SMM and is required to hold these shares in trust for SMM.
(5)	Mr. Lindsay is an officer of Teck.
(6)	As an officer, Mr. Lindsay also holds options and is eligible for PSUs and performance deferred share units (“PDSUs”). See Schedule B for details.
(7)	Ms. McVicar was a director of G.L.M. Industries LP (“GLM”), a portfolio company of CAI Capital Partners in July 2015, when a court order granted by the Court of Queens’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM. Ms. McVicar was a director of Tervita Corporation (“Tervita”) until December 2016. In December 2016, Tervita completed a recapitalization by way of court-approved plan of arrangement significantly reducing Tervita’s total debt.

Shareholdings of Director Nominees

As at March 1, 2022:	All Directors	Non-Executive Directors
Total Class A common shares	0	0
Aggregate value of Class A common shares	$0	$0
Total Class B subordinate voting shares	552,738	148,762
Aggregate value of Class B subordinate voting shares(1)	$25,973,159	$6,990,326
(1)	Based on the closing price of Class B subordinate voting shares on the TSX on March 1, 2022 of $46.99.

14

Information about Director Compensation

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board and Committee meetings and ensuring that they stay informed about our business and the global mining industry. The Board believes that we must offer a competitive compensation package in order to attract and retain directors who meet these expectations.

We pay director compensation each year consisting of cash fees and, for most directors, a share-based award of either deferred share units (“DSUs”) or restricted share units (“RSUs”). We do not issue stock options to non-executive directors and do not pay meeting fees, other than in respect of certain ad hoc committee work as described below. Mr. Lindsay does not receive any additional compensation for acting as a director and his compensation is fully reflected in the section “Information on Executive Compensation” beginning on page 41.

We require directors to maintain minimum holdings of Teck shares or share units, subject to certain exceptions. See “Mandatory Shareholdings for Directors” on page 18 for more details. The Board believes that share ownership requirements and a mix of equity-linked compensation promote the objectives of director retention and alignment with the interests of long-term shareholders.

Determining Director Compensation

The Compensation Committee is responsible for recommending compensation policies to the Board and reviews director compensation annually, benchmarked against Teck’s compensation peer group. No changes to director compensation were made in 2020 or 2021. Changes were last made to the Board compensation program in 2019, based on a review by the Compensation Committee’s independent consultant, Meridian Compensation Partners (“Meridian”), which recommended an increase to position director compensation at the median of Teck’s peer group.

In 2021, Meridian recommended an increase in director compensation to more closely align with the peer group median for director compensation, however, the Compensation Committee declined to recommend an increase and deferred the review to 2022. As such, the only change made to Board compensation in 2021 was that the Chair voluntarily increased the proportion of her annual compensation allocated to equity and decreased the cash allocation by an equivalent amount.

As previously disclosed, cash meeting fees for directors were eliminated in 2017. However, in order to compensate the members of the ad hoc QB2 Project review sub-committee (the “QB2 Sub-committee”) for their considerable time spent on site visits and project reviews, on the advice of Meridian, the Board approved a meeting fee of $2000 per day and specified that the travel fee is payable for the sub-committee’s site visits. Following the onset of the COVID-19 pandemic, the QB2 Sub-committee was unable to travel to Chile for any site visits and, as such, meeting fees were not paid after the first quarter of 2020. The QB2 Sub-committee has since been merged into the Technical Committee as a regular standing committee of the Board, with no further meeting fees payable.

15

Compensation Components

Annual Retainer and Committee Fees

Teck pays annual retainers and committee fees to directors as follows:

Component	Fee
Cash Retainer
Chair	$250,000
Vice Chair	$175,000
Non-executive Director (excluding Chair and Vice Chair)	$105,000
Committee Chair – Audit(1)	$20,000
Committee Chair – Compensation(1)	$14,000
Other Committee Chair(1)	$8,000
Committee Member	$7,500
Share-Based Retainer
Non-executive Director (including Vice Chair)	$130,000
Chair	$250,000
Additional Fees
Travel Fee(2)	$1,000
(1)	Committee Chairs receive Committee Chair fees in addition to Committee Member fees.
(2)	Directors who travel from outside the Province of British Columbia the day prior to Board or Committee meetings to attend those meetings and directors on the Technical Committee who travel to Chile for official site visits receive a $1000 travel fee per trip.

Directors are also reimbursed for out-of-pocket expenses and travel costs related their work.

Share-Based Awards

The share-based component of director compensation is payable in either DSUs or RSUs. Until directors have met the mandatory shareholdings, all compensation other than travel fees and reimbursement for out-of-pocket costs must be taken in the form of DSUs. Non-executive directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual cash retainer in DSUs, which are issued and priced at the end of each quarter, and may also elect to receive all or a portion of their annual equity grant as RSUs. In 2021, seven of the 11 non-executive director nominees took 100% of their directors’ fees in DSUs.

DSUs and RSUs are notional shares with the same value at any given time as the Class B subordinate voting shares, but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. Dividend equivalents are credited to a participant’s DSU or RSU account in the form of additional DSUs or RSUs. RSUs pay out within three years of grant, while DSUs do not pay out until a director ceases to hold office. See Schedule B for additional details on the terms of the RSU and DSU plans and awards.

On May 1, 2021, non-executive directors, with the exception of Mr. Chong, each received 4,907 share units and the Board Chair received 9,437 share units. These grants had a grant date value of $26.4901 per share unit, based on the VWAP of our Class B subordinate voting shares for the 20 consecutive trading days on the TSX prior to the grant, equal to a target dollar value of approximately $130,000 for non-executive directors and $250,000 for the Board Chair.

Directors’ Total Compensation

The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2021.

16

Name	Fees Earned in Cash ($)(1)	Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
M.M. Ashar	127,432	129,987	22,016	279,435
Q. Chong(4)	235,000	—	—	235,000
E.C. Dowling	148,978	129,987	16,278	295,244
E. Fukuda(5)	103,241	129,987	10,438	243,667
T. Higo	112,442	129,987	4,550	246,979
N.B. Keevil, III	189,500	129,987	12,449	331,936
T.L. McVicar	132,508	129,987	15,472	277,968
S.A. Murray	280,405	249,988	13,505	543,897
K.W. Pickering	137,311	129,987	14,472	281,771
U.M. Power	154,945	129,987	9,012	293,944
T.R. Snider	142,926	129,987	15,534	288,447
M. Tani(6)	3,978	—	—	3,978
(1)	Includes any portion of annual retainer earned in cash but paid in DSUs either at the directors’ election or in order to contribute to mandatory minimum shareholding requirements (at a dollar amount based on the grant date fair value), including Committee Chair and Member Fees.
(2)	The fair value for share units granted was $26.4901, being the volume weighted average price (“VWAP”) of the Class B subordinate voting shares for the 20 days prior to the grant date of May 1, 2021. This column does not include DSUs granted in lieu of cash.
(3)	Includes:
a.	travel fees for directors who travel from outside British Columbia the day prior to a meeting or members of the Technical Committee who travel to site in Chile; and
b.	dividend equivalents credited in the form of additional share units on previous grants.
(4)	Mr. Chong receives cash in lieu of share-based awards as described below.
(5)	Mr. Fukuda retired effective as of December 2, 2021.
(6)	Mr. Tani was appointed effective as of December 17, 2021.

Outstanding Share-Based Awards

The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2021. We do not award options to non-executive directors.

	Outstanding Share-Based Awards
Name	No. of Shares or units of shares that have not vested (#)(1) (2)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share-based awards not paid out or distributed ($)(2) (3) (4)
M.M. Ashar	—	—	4,551,163
Q. Chong(5)	—	—	—
E.C. Dowling	—	—	3,136,040
E. Fukuda(6)	—	—	2,233,924
T. Higo	—	—	1,069,512
N.B. Keevil, III	—	—	2,486,056
T.L. McVicar	—	—	3,198,882
S.A. Murray	—	—	2,595,747
K.W. Pickering	—	—	2,871,121
U.M. Power	—	—	1,988,094
T.R. Snider	—	—	3,050,757
M. Tani(7)	—	—	4,189
(1)	Reflects the value of unvested RSUs only as DSUs granted to directors vest immediately on the grant date.
(2)	Includes dividend equivalents credited as additional share units credited on previous grants.
(3)	Market or Payout Value is calculated by multiplying the number of share units held at December 31, 2021 by the closing price of the Class B subordinate voting shares on the TSX on that day of $36.43.
(4)	Reflects the value of DSUs only as RSUs are paid out immediately following vesting. No RSUs have been issued to directors since 2017.
(5)	Mr. Chong receives cash in lieu of share-based awards as described below.
(6)	Mr. Fukuda retired effective as of December 2, 2021.
(7)	Mr. Tani was appointed effective as of December 17, 2021.

17

Share-Based Awards – Value Vested or Earned During the Year

The following table shows the number and value of the share-based awards which vested or were earned for each non-executive director for the fiscal year ending December 31, 2021. Non-executive directors did not receive any non-share-based incentive compensation in 2021.

	Value Vested During The Year ($)(1)
		DSUs ($)(2)(3)
Name	RSUs ($)	Granted in Lieu of Fees Earned in Cash	Share-Based Retainer	Total ($)
M.M. Ashar	—	149,447	129,987	279,435
Q. Chong(4)	—	—	—	—
E.C. Dowling	—	52,506	129,987	182,494
E. Fukuda(5)	—	113,679	129,987	243,667
T. Higo	—	116,992	129,987	246,979
N.B. Keevil, III	—	12,449	129,987	142,436
T.L. McVicar	—	147,980	129,987	277,968
S.A. Murray	—	156,409	249,988	406,397
K.W. Pickering	—	150,783	129,987	280,771
U.M. Power	—	163,957	129,987	293,944
T.R. Snider	—	157,460	129,987	287,447
M. Tani(6)	—	3,978	—	3,978
(1)	Includes dividend equivalents credited as additional share units.
(2)	The amount represents the aggregate value of the share units as of the vesting date. As directors’ DSUs vest immediately, the fair market value for DSUs was as of the grant date.
(3)	DSUs vest on the grant date but are not redeemable until the Director ceases to be a Director and is not otherwise employed by Teck. The actual value of the DSUs on the payout date is based on the fair market value of the Class B subordinate voting shares on the payout date and cannot be determined until that time.
(4)	Mr. Chong receives cash in lieu of share-based awards as described below.
(5)	Mr. Fukuda retired effective as of December 2, 2021.
(6)	Mr. Tani was appointed effective as of December 17, 2021.

Mandatory Shareholdings for Directors

Non-executive directors are required to own shares or share units equivalent in value to at least three times their total annual cash and share-based retainer, with new directors having five years to reach the mandatory minimum. Because Chinese securities laws would require Teck to undergo a complex registration process and ongoing filings in China in order for Teck to issue share units or other equity to him, Mr. Chong has agreed to receive cash in lieu of an equity grant, and the Board has exempted him from the minimum shareholding requirements.

For the purposes of the policy, the value of share units is determined by using the closing price of the Class B subordinate voting shares on the TSX on December 31, 2021. On that date, all non-executive directors subject to the shareholding requirement had met the requirement or were on track to do so within the time limit. Directors may also meet the mandatory minimum based on the value invested in Teck securities based on grant date value of their DSUs and RSUs.

18

The following table shows the number of shares, RSUs and DSUs held by each non-executive director as at December 31, 2021 compared to their holdings the prior year, the value of their holdings as at December 31, 2021 based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2021 of $36.43, and the value of shares and share units required to meet the shareholding requirement.

			Shares (#)(1)		Share Units Held (#)(2)
Name	Director Since	As At	Class A	Class B	RSUs	DSUs	Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(3)	Value of Shares and Share Units Required to Meet Requirements ($)
M.M. Ashar	2007	2021	-	70,000	-	124,929	194,929	7,101,263	705,000
		2020	-	70,000	-	114,950	184,950	6,737,729	705,000
Q. Chong	2016	2021	-	-	-	-	-	-	-
		2020	-	-	-	-	-	-	-
E.C. Dowling	2012	2021	-	9,600	-	86,084	95,684	3,485,768	705,000
		2020	-	9,600	-	79,266	88,866	3,237,388	705,000
T. Higo(4)	2019	2021	-	2,000	-	29,358	31,358	1,142,372	705,000
		2020	-	2,000	-	20,481	22,481	818,983	705,000
N.B. Keevil, III	1997	2021	-	10,000	-	68,242	78,242	2,850,356	930,000
		2020	-	10,000	-	62,913	72913	2,656,221	930,000
T.L. McVicar	2014	2021	-	-	-	87,809	87,809	3,198,882	705,000
		2020	-	-	-	77,859	77,859	2,836,403	705,000
S.A. Murray	2018	2021	-	7,860	-	71,253	79,113	2,882,087	1,500,000
		2020	-	7,860	-	55,999	63,859	2,326,383	1,500,000
K.W. Pickering	2015	2021	-	22,800	-	78,812	101,612	3,701,725	705,000
		2020	-	22,800	-	68,779	91,579	3,336,223	705,000
U.M. Power	2017	2021	-	11,454	-	54,573	66,027	2,405,364	705,000
		2020	-	11,454	-	44,102	55,556	2,023,905	705,000
T.R. Snider	2015	2021	-	13,150	-	83,743	96,893	3,529,812	705,000
		2020	-	13,150	-	73,492	86,642	3,156,368	705,000
M. Tani(4)	2021	2021	-	-	-	115	115	4,189	705,000
		2020	-	-	-	-	-	-	705,000
(1)	This column includes all Teck shares directly or indirectly beneficially owned or over which control is exercised.
(2)	Includes dividend equivalents credited as additional share units.
(3)	Based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2021 of $36.43.
(4)	Mr. Higo was appointed to the Board on September 17, 2019 and has until 2024 to meet the minimum shareholding requirement. Mr. Tani was appointed to the Board on December 17, 2021 and has until 2026 to meet the minimum shareholding requirement.

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Information about Corporate Governance

Teck’s Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Although Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards. The Governance Committee has further determined that Teck’s corporate governance practices do not differ in any material way from those followed by NYSE listed U.S. domestic issuers, with any differences being a matter of form rather than substance. One exception is with respect to certain ‘bright line’ independence rules applicable to NYSE listed U.S. domestic issuers, which do not apply to Teck as a foreign private issuer. For more information, see page 31.

Committee Reports

The Board has five standing committees, being the Audit Committee, Corporate Governance & Nominating Committee (the “Governance Committee”), the Compensation Committee, the Safety & Sustainability Committee, and the Technical Committee.

The Board has also constituted an Executive Committee to which certain matters may be delegated from time to time to enable Teck to react quickly to emerging issues and opportunities as may be necessary, provided that sufficient notice is given to other Board members. There was no action taken by the Executive Committee in 2021.

The five standing committees hold regularly scheduled meetings throughout the year. The Board may also constitute informal sub-committees of the Board from time to time on an ad hoc basis to review certain matters in further detail, as it may consider appropriate.

An in camera session is held at each committee meeting for the independent members of the committee to meet in camera without management present. Each committee has the authority to engage external advisors or consultants as they may deem necessary to assist them in carrying out their duties and to approve the related contracts and fees.

All of the standing committees are composed of 100% independent directors. All directors are invited to attend each regular committee meeting. The Chair, Vice Chair, and CEO generally attend all committee meetings, where possible and appropriate.

The reports below describe each standing committee’s key responsibilities, members, and activities in 2021. Each of the standing committees has a charter that describes its functions in more detail and is available on our website at www.Teck.com/about/governance.

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Report of the Audit Committee
Members	Power (Chair), Ashar, and McVicar
Members’ Qualifications

All of the members of the Committee are financially literate, at least one Committee member qualifies as an audit committee financial expert under the Sarbanes Oxley Act of 2002 (“SOX”), and all of the members meet additional independence standards for audit committees under applicable laws and stock exchange rules.

Each member has significant experience relevant to Committee responsibilities, either through audit committee or other executive experience with other companies. Please see their biographies beginning on page 7 for further details.

Meetings in 2021	The Committee met six times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

•      provide an open avenue of communication between management, the external auditor, the internal auditor, and the Board

•      assist the Board in oversight of:

•         integrity, adequacy, and timeliness of financial reporting and disclosure practices

•         processes for identifying the principal financial reporting risks and reviewing internal control systems

•         compliance with legal and regulatory requirements related to financial reporting

•         accounting principles, policies, and procedures used by management to determine significant estimates

•         anti-fraud programs and controls, including identification of fraud risks and implementation of anti-fraud measures

•         whistleblower mechanisms

•         engagement, independence and performance of the external auditor

•         internal audit mandate and planning, including SOX compliance audits

•      assist the Board in oversight and monitoring of the management and governance of Teck’s various pension plans

Key Activities in 2021

•      reviewed with management and the external auditor and recommended to the Board the annual financial statements and reviewed with management and the external auditor and approved the interim financial statements, along with the related management’s discussion and analysis and other disclosure documents

•      obtained assurances from management and the external auditor regarding compliance with legal and regulatory requirements related to financial reporting

•      reviewed the adequacy of the system for employees to confidentially and anonymously report questionable accounting, auditing, financial reporting, and disclosure practices

With respect to the External Auditor:

•      reviewed the overall audit scope, plans, and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States

•      received written disclosures from the external auditor as recommended by the Chartered Professional Accountants of Canada

•      reviewed the independence of the external auditor, including a review of non-audit services and receipt of written assurance of independence from the external auditor

•      required prior approval of all non-audit services provided by the external auditor

•      approved the fees payable to the external auditor

•      reviewed the overall performance of the external auditor

With respect to Financial Controls:

•      continued its oversight of the Financial Controls Program (“FCP”) to ensure compliance with SOX and applicable Canadian rules on internal controls over financial reporting

21

Report of the Audit Committee

•      received the external auditor’s report on and attestation to management’s certification under the FCP

•      reviewed the process for the CEO and CFO certifications required by applicable securities regulations with respect to Teck’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls

With respect to the internal audit group:

•      reviewed the independence of the internal audit group, including the hiring of Vice President, Assurance and Advisory, to lead the group

•      reviewed the mandate, resources, annual budget, and strategic and work plans of the internal audit group and the results of internal audits completed during the year

With respect to Pension Matters:

•      reviewed the design of and coverage under the pension plans

•      reviewed and approved changes to the funding policies for the defined benefit plans and the level of contributions to the defined contribution plans

•      monitored the authority delegated to management’s Executive Pension Committee to administer each pension plan in accordance with applicable law and the terms of the relevant plan

•      reviewed compliance with applicable minimum funding requirements and the policies and procedures in place in respect thereof, including reviewing actuarial reports

•      reviewed and monitored investment of pension fund assets for defined benefit plans, including the policies and procedures in place in respect thereof

•      reviewed and monitored the sufficiency and appropriateness of the investment choices available under defined contribution plans and the communication and educational materials provided to plan members

•      reviewed and monitored the performance of investment managers, including the process established for selection, retention, or replacement of investment managers and advisors

With respect to other matters:

•      received regular reports on significant litigation matters and any reports made through whistleblower reporting mechanisms

•      met regularly alone and also with the CFO, external auditor, and lead internal auditor separately and without management present

•      received presentations on cybersecurity and digital systems, governance and valuation methodology for Teck’s RACE21TM program, developments in taxation, upcoming changes in financial reporting requirements, and modelling of and reporting requirements for decommissioning and restoration provisions

•       reviewed treasury matters, including liquidity, leverage metrics, financial assurance capacity, and capital allocation considerations completed the annual review of and approved changes to the Committee’s charter

Report of the Compensation & Talent Committee
Members	Dowling (Chair), Ashar, Pickering, and Power
Members’ Qualifications	Each member has significant experience relevant to Committee responsibilities, through compensation committee and/or other executive experience with other companies. Please see their biographies beginning on page 7 for further details.
Meetings in 2021	The Committee met seven times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

•      assist the Board in carrying out its responsibility for developing policies on and reviewing and approving executive and Board compensation and other broadly applicable compensation and benefit programs

•      oversee material compensation plans with respect to risk management principles

22

Report of the Compensation & Talent Committee
• assist the Board in oversight of succession planning, talent management, and executive development programs
Key Activities in 2021

•      reviewed and recommended to the Board for approval:

•         annual incentive plan performance ratings for business units and functional groups for 2020 and 2021 annual incentive plan performance targets

•         the CEO’s performance evaluation, based on the Board’s assessment of the CEO’s performance against established annual objectives

•         the CEO’s compensation, including adjustments to base salary, annual incentive target, and long-term incentive grants

•         the recommendations of the CEO regarding annual objectives and compensation for other senior executives, including evaluation of performance relative to annual objectives and adjustments to base salaries, annual incentives, and long-term incentive grants

•         annual and long term incentive plan design changes for executives, as discussed in the Compensation Discussion & Analysis beginning on page 42

•         benefits and other perquisites for senior executives

•         non-executive director compensation and equity grant

•         the appropriate peer group of companies against which to assess the competitiveness of Teck’s compensation policies and plans

•         the appropriate peer group of companies against which to assess the relative total shareholder return performance metric of the PSU and PDSU plans

•         an updated Equity, Diversity and Inclusion Policy

•         non-executive employee retention programs, in light of ongoing labour force challenges

•      reviewed executive and director compensation disclosure in the annual proxy circular, to ensure it reflects the decisions and rationale of the Committee and the Board

•      performed functions assigned to it under the equity compensation plans, including evaluating and recommending to the Board for approval equity grants for directors, executives, and employees

•      received updates on COVID-19 pandemic related work impacts, including implementation of health and safety protocols at operations, continued support for remote work for corporate office employees, and addition of employee support programs

•      reviewed the shareholdings of the senior executive team and directors relative to the mandatory minimum shareholding requirements established

•      reviewed material compensation programs to confirm alignment with risk management principles and no encouragement of inappropriate or excessive risk taking

•      reviewed feedback on executive compensation received during the shareholder engagement program

•      received and reviewed reports on the following:

•         succession planning and executive recruitment with respect to the CEO and other senior executive team members, including review of appointments and compensation packages for new executive team members in 2021

•         executive development programs

•         human resources strategic objectives and progress against previous goals

•         benchmarking survey of Teck’s executive compensation, provided by Mercer, and director compensation programs relative to peer company practices, provided by Meridian

•         an independent compensation risk assessment, conducted by Meridian

•         Teck’s fifth annual Gender Pay Equity Review

•         executive compensation market trends and developments, provided by Meridian, including discussion of clawback policies, share ownership guidelines, post-employment hold periods, incorporation of environmental, social and governance metrics, and pay mix trends

•      completed the annual review of the Committee’s charter and work plan

23

Report of the Corporate Governance & Nominating Committee
Members	Murray (Chair), Dowling, Power, and Snider
Member Qualifications	Each member of the Committee is knowledgeable regarding corporate governance and has substantial and diverse board experience relevant to the Committee’s responsibilities. Please see their biographies beginning on page 7 for further details.
Meetings in 2021	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

•       identifies individuals qualified to become members of the Board

•       recommends nominees for election at each annual meeting or to fill vacancies

•       considers and recommends corporate governance programs and continuing education

•       recommends the Board’s committee structure and appointments, including chair roles

•       oversees Committee and director evaluations

•       reviews and considers developments in governance practices, polices and standards to ensure governance practices are rigorous, relevant and appropriate to Teck

•       monitors ethics, conflicts of interest, and conduct standards and compliance

•       oversees Board independence and ensures that the interests of all shareholders are considered and protected in our governance process

Key Activities in 2021

•      reviewed the independence and recommended the nomination of each director nominee

•      reviewed and recommended to the Board for approval the annual proxy circular disclosure

•      reviewed correspondence received from shareholders and responses thereto and reviewed feedback received during the shareholder engagement program

•      reviewed the composition of the Board and its committees, including discussion of optimal board size, independent director representation, and board diversity considerations

•      reviewed each director’s status under the 15-year term limit for independent directors

•      completed the annual evaluation of the performance of the Board and its committees and oversaw the reporting to the Board of the results

•      completed the annual evaluation process and oversaw the implementation of recommendations from the independent peer and Chair review process

•      interviewed several potential candidates for appointment to the Board, selecting three candidates for recommendation to the Board

•      reviewed and recommended to the Board for approval the following updated policies:

•    a revised Code of Ethics

•    a revised Corporate Disclosure Policy

•    a revised Board Diversity Policy

•    a revised Overboarding Policy

•    a revised Anti-Bribery and Corruption Compliance Policy

•      reviewed and approved changes to the Board’s Skill Matrix

•      at each meeting, reviewed and considered various emerging governance issues, including those relating to dual-class share structures, regulatory developments, diversity disclosure, director independence, conflicts of interest, directors’ duties, corporate purpose, environmental and social issues, shareholder activism, proxy advisory service policies and governance rankings

•      reviewed the director education program and selected topics for educational sessions

•      completed the annual review of the Committee’s charter and work plan as well as updates to the Board Mandate and Position Descriptions for the Independent Board Chair, Vice Chair, Committee Chair and Individual Directors

The Governance Committee welcomes input from shareholders on governance matters. Email: Governance@Teck.com

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Report of the Safety & Sustainability Committee
Members	Snider (Chair), Higo, McVicar, and Pickering
Meetings in 2021	The Committee met seven times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	Review corporate policies, procedures, and performance with respect to health and safety, the environment, engagement with communities and Indigenous relations, climate change, tailings, legacy properties and reclamation, and other safety and sustainability related matters.
Key Activities in 2021

•       received updates on progress against long-term sustainability goals related to climate change, responsible production, people, communities and Indigenous peoples, water, tailings management, biodiversity and reclamation, and health and safety

•      reviewed and recommended to the Board for approval:

•    the annual Sustainability Report

•    the 2020 achievement rankings for the sustainability metrics under the annual incentive plan

•    Teck’s TCFD-aligned report, Climate Change Outlook 2021 Climate Change Policy

•    the metrics to be used in the sustainability linked loan as part of Teck’s credit facility amendment and extension

•    an updated Political Contributions Policy

•    the 2021 sustainability materiality assessment and 2022 sustainability incentive framework

•      received regular updates on:

•    Teck’s COVID-19 response, including details of implementation of health and safety protocols, communications planning, community assistance initiatives, and vaccination policies and progress

•    safety lag and lead indicators, occurrence reports, and results of incident investigations, including remedial measures and dissemination of findings

•    environmental management planning, occurrence reports, and remedial measures

•    Elk Valley Water Quality Plan compliance, environmental impact monitoring, research related to Saturated Rock Fills and other emerging technologies, and other selenium, nitrate and deleterious element reduction and remediation matters

•    engagement with communities, Indigenous peoples, and stakeholders

•    permitting, government engagement, and prospective changes to relevant health, safety and environmental standards, laws, regulations, and enforcement

•      received special reports on the following:

•   Red Dog water management planning, social performance and community investment

•   implementation of the United Nations Declaration on the Rights of Indigenous Peoples in various jurisdictions in which Teck operates

•   international climate change policy framework and developments, including impacts on Red Dog operations

•   digital engagement with communities of interest and ESG ratings and rankings performance review

•   annual in-depth legacy properties update, with a focus on risk management

•   annual tailings storage facilities management and risk mitigation update, including implementation plan for compliance with the Global Industry Standard on Tailings Management

•       completed the annual review of the Committee’s charter

•       due to the COVID-19 pandemic, the Committee was unable to complete its annual site visit to one of Teck’s operations; site visits are expected to resume once it is safe to do so

For information on our sustainability strategy and commitments please see our most recent Sustainability Report and our TCFD-aligned report, Climate Change Outlook 2021, which are available on our website at www.Teck.com/reports

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Report of the Technical Committee
Members	Pickering (Chair), Ashar, Dowling, and Snider
Meetings in 2021	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities

To assist the Board by providing oversight of Teck’s:

•      estimation and disclosure of mineral and oil and gas reserves and resources;

•      material technical, operational project matters;

•      innovation and technology matters, including strategy implementation, research and development, and adoption of emerging technologies

Key Activities in 2021

•       received multiple in-depth briefings on the QB2 project, including updates on health and safety, COVID-19 response, protocols and procedures, construction ramp-up and progress, cost management, permitting, environmental and archeological matters, and schedule and cost risk assessments

•       the Committee Chair made a site visit to the QB2 project

•       received briefings on the Neptune Bulk Terminals expansion project and various water treatment capital projects, including details of the commissioning and ramp-up of recently completed projects

•       received briefings on RACE21™ strategy, planning, and value creation, including details, outcomes and learnings from various initiatives

•       reviewed and recommended for approval by the Board the proposed mineral reserves and mineral resources disclosure for inclusion in the 2020 annual filings

•       reviewed and approved composition of the Management Reserves Committee and the Qualified Persons and Supervising Professionals for all sites

•       received an update on expected changes for year-end mineral reserves and resources reporting relating to 2021

•       reviewed and approved the commodity price and exchange rate assumptions for mineral reserve and resource estimates and reporting in 2021 annual filings

•       received a report from the external reserve auditors regarding Fording River Operations, as part of a program of regular rotating external audits, and received reports on implementation of recommendations from previous external audits

•       completed the annual review and approved changes to the procedures and policies for mineral and oil and gas reserve and resource estimation and reporting

•       received updates on national and international regulatory developments related to reserves and resources matters, including regulatory requirements regarding the estimation of mineral and oil and gas reserves and resources and any changes thereto;

•       received a report on the requirements of the Professional Governance Act (British Columbia) and updates on Teck’s implementation plan for related requirements

•       reviewed and approved the selection of and received the annual report of the oil and gas independent evaluators for the Fort Hills mine

•       completed the annual review of the Committee’s charter and work plan

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Governance Highlights

The following table contains a summary of certain of Teck’s governance practices and policies. Further information on certain of these topics can be found later in this Circular where indicated.

Governance Topic	Our Practice
Dual-Class Share Structure	The Board pays special attention to maintaining governance practices appropriate for a corporation with a dual-class share structure to ensure that the interests of all shareholders are considered and respected.
Read more about our Dual-Class Share Structure Governance on page 32
Director Independence	A majority of directors are independent, and, if all nominated directors are elected, only two of 14 (14%) will not be independent. Our committees are composed of 100% independent directors.
Meetings of Independent Directors	The Board has adopted a policy that at each Board and Committee meeting held, the non-executive directors will meet without management present and the independent directors will meet without non-independent directors present.
Independent Chair	Teck has had an independent Chair of the Board since 2018. Sheila Murray, an independent director, has served as Chair of the Board since February 2020.
Read more about Director Independence on page 31
Position Descriptions

A position description for the Independent Chair of the Board has been approved by the Board and sets out the Chair’s responsibilities, including:

•      chairing meetings and facilitating frank and open discussions

•      providing ethical and independent leadership to enable the Board to effectively function with integrity

•      advising and assisting the Board and management in the development and execution of strategy

The Board has also adopted position descriptions for the various Committee Chairs.

The Position Description for the Independent Chair of the Board and other governance related documents are available on Teck’s website at www.Teck.com/about/governance
CEO Position Description

A position description for the CEO has been approved by the Board. The CEO reports to the Board, has general supervision and control over the business and affairs of Teck, and is expected to (among other things):

•      foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility

•      develop and recommend to the Board a long-term strategy and vision for Teck that leads to creation of shareholder value

•      develop and recommend to the Board annual business plans and budgets that support Teck’s long-term strategy

•      consistently strive to achieve Teck’s financial and operating goals and objectives

Director Nominations

The Governance Committee is responsible for recruiting and proposing new director nominees and does the following on an ongoing basis:

•      consults with the Board to identify the mix of skills, expertise and qualities required and assess additional attributes required to maintain an appropriate mix, including diversity considerations

•      identifies impending Board vacancies to allow time for recruitment;

•      develops a short-list of candidates and their availability and arranges meetings with the Governance Committee, Board Chair, CEO, and other Board members as may be practicable

•      ensures candidates are prepared to take on the level of commitment expected of Teck directors

•      recommends proposed nominees to the Board

27

Governance Topic	Our Practice
Board Renewal and Term Limit

The Board believes that effective Director renewal has taken place, with the nominated Directors having an average tenure of 7.6 years (5.4 years for independent directors) and, assuming election of all nominees, 6 of 14 having joined the Board in the last 5 years.

The Board has adopted a term limit of 15 years for independent directors. Information regarding each current director’s latest expected retirement date is included with their biographies beginning on page 7.

The Board will continue to place emphasis on rigorous evaluation of all directors, regardless of the term limit, and believes that a balance between long tenure, familiarity with Teck’s business, long-term perspective on the industry, and fresh perspective is essential for effective governance.

Read more about Board Renewal on page 34
Majority Voting

The Board has adopted a majority voting policy consistent with the TSX rules for uncontested director elections and uses individual voting for director elections.

In an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will promptly tender a resignation to the Board, which will be considered by the Governance Committee. Absent extraordinary circumstances, the Board will accept the resignation. The Board will announce its decision in a news release, which will be filed with the TSX and NYSE, within 90 days following the meeting, including reasons for rejecting a resignation, if applicable. A director who tenders a resignation under this policy will not participate in any meeting of the Board or Governance Committee at which their resignation is considered.

Advance Notice Requirements	Teck’s bylaws contain advance notice requirements for director nominations, in order to provide a transparent, structured and fair process in which shareholders can submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information required by the bylaws, not less than 30 days nor more than 65 days prior to the date of the meeting. Teck’s bylaws are available on our website at www.Teck.com/about/corporate-governance.
Mandatory Shareholdings

We require non-executive directors to own shares or share units equivalent to not less than three times their annual cash retainer and share-based retainer.

Senior management other than the CEO are required to maintain holdings of shares and/or share units equal to two times their annual salary. The CEO is required to hold five times his annual salary.

Read more about mandatory shareholdings for directors on page 18 and for executives on page 49
Diversity – Board

The Board has adopted a company-wide Inclusion and Diversity Policy, and a specific Board Diversity Policy. If all nominees proposed to be elected as directors at the Meeting are elected:

•      4 of 14 directors, or 33% of independent directors, will be women, including the Board Chair and the chair of the Audit Committee (29% of all directors);

•      4 of 14 directors, or 33% of independent directors, will be visible minorities (29% of all directors); and

•      No directors will be Aboriginal peoples or persons with disabilities.

When considering candidates for director, the Governance Committee and Board consider the level of representation on the Board of members of designated groups, including women, visible minorities, Aboriginal peoples, and persons with disabilities, in addition to candidates’ business skills, qualifications, and career history.

In November 2021, the Board adopted a goal of having no one gender comprise more than 70% of directors by the end of 2022. The Board has not adopted any other diversity related targets at this time.

Diversity –Executives

Teck considers the level of representation of designated groups, being women, visible minorities, persons with disabilities, and Aboriginal peoples in executive officer positions but has not set any targets. Two out of 17 members of senior management of Teck (as defined in the CBCA) are female (12%), including the Board Chair, and one is a member of a visible minority (6%). There are no members who are Aboriginal peoples, or persons with disabilities.

Within Teck’s larger pool of officers, an additional 10 of 23 members (43%) are women, while no additional members are members of a visible minority, Aboriginal peoples, or persons with disabilities.

Read more about Diversity on page 36

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Governance Topic	Our Practice
Board Evaluations

In January 2021, Watson Inc. conducted a detailed peer and Chair review process, consisting of an in-depth survey on director performance completed by each director and key senior management, and interviews with each director and key management team member to gain further insight into their comments. Watson Inc. then compiled a comprehensive report, which was presented to the Board in February 2021, with individual reports delivered to each director containing feedback from their peers and recommendations for improvement.

In late 2021, the Board conducted its internal evaluation Board and Committee effectiveness review process. Each Board member completed a detailed questionnaire to provide quantitative and qualitative feedback on Board, Committee, and individual performance in key areas and on governance and Board procedures generally. Following the completion of the surveys, the Chair of the Governance Committee conducted follow-up interviews with individual directors as necessary. The results of the evaluation were reviewed by the Governance Committee, with recommendations for improvement currently being implemented.

Shareholder Engagement	The Board has adopted a Shareholder Engagement Policy describing how shareholders can provide direct feedback to the Board, which is available at www.Teck.com/about/governance.
Read more about Shareholder Engagement on page 39
Director Orientation

The Board has adopted a Director Orientation Program designed to:

•      provide each new director with a baseline of knowledge about Teck that will serve as a basis for informed decision-making;

•      tailor the program for each new director, taking into account their unique mix of skills, experience, education, knowledge and needs; and

•      deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.

The orientation program consists of a combination of written materials, one-on-one meetings with Teck senior management, site visits, and other briefings and training as appropriate.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, Teck has a formal program of continuing education in place, and, as part of that program Teck:

•      arranges presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance

•      provides briefings on matters of particular interest in advance of scheduled Board meetings

•      distributes written background materials on matters of relevance to Teck’s business

•      arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management

•      identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors

Directors also participate as discussion leaders and panelists on topical issues facing Teck and the industry at annual strategic planning meetings.

Read more about Director Education on page 38
Director Compensation

Director and officer compensation is established by the Board, as recommended by the Compensation Committee on the advice of its independent consultant and with reference to market data, with a view to establishing target compensation at the median of the Compensation Comparator Group.

We pay director compensation to non-executive directors only and do not issue options to non-executive directors. With one exception, our directors take a substantial proportion of their fees in a share-based retainer, with most of our directors opting to take all of their fees in DSUs. Until the mandatory minimum shareholding is reached, non-exempt new directors must take all of their compensation in the form of DSUs, other than travel fees and reimbursement for out-of-pocket costs.

Read more about Director Compensation beginning on page 15

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Governance Topic	Our Practice
Board Interlocks	The Board has not set a formal limit on the number of directors who may serve on the same board of another company, however, we do assess Board interlocks in nominating individuals to serve on the Board and disclose interlocks when they occur. There are currently no interlocking directorships.
Attendance

Directors are expected to attend all meetings of the Board and Board committees on which they serve, to come fully prepared, and to remain in attendance for the duration of the meetings. Under the Governance Committee Charter, the Governance Committee reviews the attendance of each director who has not attended at least 75% of Board or applicable committee meetings and considers their suitability for nomination as a director.

Average attendance for all directors in 2021 was 98%, with Committee attendance at 100%.

Over-boarding Policy

The Board believes that directors must have sufficient time available to properly prepare for and attend Board meetings in order to make a full contribution to the Board.

The Board considers an individual to be over-boarded (and generally not eligible for nomination as a Teck director) where:

•      the individual sits on more than three public company boards in addition to Teck, if the individual is not otherwise employed

•      the individual sits on more than one public company board in addition to Teck, where that person is employed full time

The Governance Committee may make exceptions if satisfied that a nominee will be able to devote sufficient time and attention to Board matters despite outside commitments. No exceptions were requested or granted in 2021. Once on Teck’s Board, directors must consult with the Chair prior to accepting additional board positions.

Code of Ethics

The Board reviewed and approved an updated Code of Ethics for Teck in November 2021, which is available on our website at www.Teck.com and on SEDAR at www.sedar.com.

The Board receives quarterly reports on the operation of Teck’s fraud reporting system and any reports to its whistleblower hotline. Employees, officers, and directors are required to certify their compliance with the Code of Ethics annually.

Conflicts of Interest and Related Party Transactions

Each director must possess and exhibit the highest degree of integrity, professionalism and values. A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board of the conflict or perceived conflict and refrain from participating in any discussion of the matter and abstain from voting on it. This would include any potential related party transaction that may be considered by the Board, including in situations where there may be multiple parties involved in a competitive bid process.

Related party transactions are rare, but when they arise, they are carefully scrutinized by non-conflicted, independent directors, and would be reviewed in the context of Teck’s Code of Ethics. An independent special committee may be formed to review a transaction.

A standing conflict of interest item has been added to the agenda for each Board meeting in order to prompt directors to proactively disclose any potential or perceived conflicts of interest or potential related party transactions and to facilitate disclosure and discussion of any potential issues.

Ethical Business Culture

Teck’s “Doing What’s Right” program reinforces the core values set out in our Code of Ethics. This program is refreshed through bi-annual online training for all officers, directors and employees, other than union or hourly workers.

Compliance with the Code of Ethics is monitored by an annual survey of directors and staff employees. Directors and staff are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management, the Chair of the Audit Committee, or as otherwise prescribed.

Claw-Back Policy	Teck has adopted a formal policy to recoup management compensation in appropriate circumstances.
Read more about Teck’s Clawback Policy on page 49.

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Governance Topic	Our Practice
Anti-Hedging Policy	Teck’s Employee Trading Policy prohibits insiders and employees from selling shares in Teck that they do not own or have not fully paid for (short-selling) and from buying or selling financial instruments on shares of Teck at any time that are designed to hedge or offset a decrease in the value of Teck’s shares, including equity-linked compensation.
Cybersecurity	The Audit Committee has explicit oversight for cybersecurity-related matters under its Charter. The Audit Committee receives quarterly briefing materials on Teck’s cybersecurity risk management program, including details of top threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs.

Independence Determination

Each year, a detailed questionnaire is circulated to all director nominees to elicit the information required to assess director independence prior to preparation of materials for the annual meeting. The Governance Committee assists the Board in its independence assessment for general Board purposes and for service on the Audit Committee, considering both the independence requirements of National Instrument 52-110 and the rules of the TSX and NYSE applicable to Teck.

The Board considers directors to be independent if they are not members of management and are free of any interest or any business, family, or other relationship that could reasonably be perceived to interfere with their ability to act with a view to the best interests of Teck, other than interests and relationships arising solely from holdings in Teck.

The Board also considers whether directors have a direct or indirect material relationship with Teck as defined in subsection 1.4 of National Instrument 52-110. Any such material relationship will lead the Board to conclude that the relevant director is not independent.

The Board has concluded that a majority of nominees to the Board, 12 out of 14, are independent, other than:

•	Mr. Lindsay, who is Teck’s President and CEO
•	Mr. Keevil, who is related to Teck’s former CEO and Chairman

Though Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards. Messrs. Fukuda and Higo are both employees of SMM or its subsidiary. In 2019, following a competitive bidding process, SMM together with Sumitomo Corporation, acquired an interest in the subsidiary that holds the QB2 project, for consideration consisting of US$1.3 billion in earn-in and matching contributions, plus certain contingent payments payable on the occurrence of certain project milestones. Directors associated with SMM declared their potential conflict of interest and did not participate in any discussions or votes related to the transaction. While the Board has determined that Messrs. Tani and Higo are “independent” under the NYSE listing standards applicable to foreign private issuers, because of the amount of that payment, they would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.

The Board has adopted a policy having in camera sessions without management and for independent directors for a portion of each Board meeting.

Risk Oversight

The Board has an overarching responsibility to take reasonable steps to ensure that management identifies, understands, and evaluates the principal risks of and to Teck’s business, implements appropriate systems to manage these risks, and achieves a proper balance between risk and reward.

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The Board receives regular quarterly reports from management on global and site-specific risk management, ethical conduct, environmental management, and employee health and safety, in addition to detailed reports on particular risk issues.

The Board considers that the most significant risks facing Teck vary from time to time depending on the prevailing economic climate and the specific nature of Teck’s activities at the relevant time. At each meeting of the Board, the Board discusses risks associated with Teck’s business, reviews Teck’s risk tolerance for existing operations, new projects, and developments, and considers general and particular risks Teck faces. Annually, the Board reviews a risk appetite statement that outlines Teck’s appetite for various categories of risk and relevant risk mitigation measures and closely monitors the potential vulnerability of Teck’s operations and financial condition in light of risks that may arise, including:

•	risks related to commodity prices, exchange rates and general economic conditions;
•	risks related to project development, including the risk of capital cost overruns and delays in receipt of permits or governmental approvals;
•	risks related to water quality management and other environmental issues;
•	risks related to technology and information technology, including data security;
•	risks related to existing operations, such as those associated with natural catastrophes, labour disputes and potential social issues;
•	risk related to the physical and transition impacts of climate change;
•	risks relating to outstanding litigation that Teck may be involved in from time to time; and
•	longer-term risks such as political risk and risks related to adverse changes in tax or environmental regulation.

In 2021, the Board continued to devote significant attention to risks related to the COVID-19 pandemic and its impact on our operations, climate change, and the QB2 Project, including holding a number of additional meetings to review emerging issues. A detailed list of risk factors facing Teck can be found in our most recent Annual Information Form, which is available on SEDAR at www.SEDAR.com.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of the relative significance of these risks will depend in part on the issues before the Board at the time. The Board regularly reviews management’s processes in place for identification, monitoring, transfer and mitigation of all of these risks. The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and management’s processes to deal with those risks.

Dual-Class Share Structure

Governance Considerations

The Governance Committee regularly assesses governance principles and developments relating to our dual-class share structure. Such structures came under increased scrutiny in 2021 in light of governance disputes at another large Canadian public company with a dual class share structure. Notwithstanding that controversy, the Board believes that Teck’s constating documents, governing statute, and established practices provide reasonable protection against the kind of process concerns that arose in that situation. The Board believes that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure.

Teck’s dual-class share structure has been in place since a 1969 corporate reorganization in which all outstanding shares of Teck Corporation (as it then was) were converted into Class A common shares to facilitate the consolidation of a group of related operating and exploration companies. Since 1969, Teck has issued Class B subordinate voting shares to enable Teck to grow by acquisition and new mine development.

The Class B subordinate voting shares carry approximately 40.5% of the aggregate votes available at joint shareholder meetings and rank equally with Class A common shares in all respects except voting.

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Although the holders of Class A common shares exercise a majority of total votes, under the CBCA, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes. In 2001, with the approval of both its Class A Common and Class B shareholders, Teck amended its articles to adopt “coattail” provisions for the benefit of Class B shareholders, with the aim of ensuring fair treatment of Class B shareholders in the event of a takeover bid which is accepted by holders of a majority of Class A common shares. These coattail provisions are discussed below under the heading “Subordinate Voting Shareholder Protection”.

There are approximately 7.8 million Class A common shares and 527.9 million Class B subordinate voting shares currently outstanding. Both classes of shares are widely held and listed on the TSX, with the Class B subordinate voting shares also listed on the NYSE. While the trading volume of the Class A common shares is modest when compared to the trading volume of the Class B subordinate voting shares, there are no restrictions on an investor purchasing Class A common shares in the market.

Keevil Holdco, SMM and their affiliates hold Class A common shares which carry approximately 44.2% of the votes available at joint shareholder meetings and therefore do not necessarily have the ability to take any corporate action by shareholder resolution on their own. Historically, Keevil Holdco, SMM and their affiliates have never voted on any shareholder resolution in a manner contrary to the vote of a majority of holders of Class B subordinate voting shares. Shareholders unrelated to those parties hold Class A common shares which carry 15.3% of the total votes.

The Governance Committee believes that the major longstanding holders of Class A common shares are committed long-term investors, many with a deep knowledge of Teck’s business and its industry. The Board considers that this longer-term perspective has permitted Teck to make decisions that have helped grow shareholder value significantly over the last few decades and will continue to benefit all shareholders. The Board believes that the dual-class share structure can help create value for all shareholders. In many forms of business organization, certain investors and stakeholders have few or no voting rights. Purchasers of preferred shares, limited partnership units and many forms of debt instruments often hold voting rights more restrictive than those attached to Teck’s Class B subordinate voting shares. It is widely accepted that appropriate governance practices can ensure that the interests of all these security holders are considered and respected, and the Board believes that the same is true in the case of a dual-class structure.

While in the vast majority of matters that come before the Board, the interests of the Class A and Class B shareholders are entirely aligned, the Governance Committee and the Board recognize that to fulfill Teck’s commitment to good governance, the dual-class share structure requires vigilance and robust governance practices. The dual-class share structure does create a disparity between voting interests and equity interests that could create some potential for conflicts of interest, as could arise in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual-class share structure or a single voting class structure.

Accordingly, the Board and the Governance Committee closely scrutinize any situation in which the interests of Class A shareholders and Class B shareholders could diverge.

In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest. For example:

•	only three directors out of 14 nominated for election at the Meeting have any interest in or relationship with any of the major Class A shareholders and none of the remaining directors hold any Class A shares;
•	the Board committees are constituted with 100% independent directors;
•	in addition to being independent, no directors on the Audit, Governance, or Compensation Committee have a material relationship with the major Class A shareholders;
•	directors are required to maintain minimum holdings of Class B subordinate voting shares or share units linked to the price of Class B subordinate voting shares only;

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•	equity-linked compensation for directors and officers is tied to the Class B subordinate voting share price;
•	we publicly report shareholder voting results in detail, including by class; and
•	only one director, the CEO, is a member of management.

Importantly, there is no provision in Teck’s articles or bylaws that would permit Class A shareholders to take any corporate action unilaterally. All decisions of shareholders must be taken at meetings at which appropriate notice is given. Teck’s dual-class share structure has been key in facilitating its growth into a major diversified Canadian mining company. Ultimately, any decision about the appropriateness of the structure is a question for all shareholders, as any change in voting rights would require the approval of each affected class of shareholders, voting separately. So long as Teck has more than one class of voting shares, the Governance Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.

Subordinate Voting Shareholder Protection

The Class B subordinate voting share rights contain so-called “Coattail Provisions” providing that if an offer (an “Exclusionary Offer”) to purchase Class A common shares is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the holder’s option, provided that any converted Class A common shares are deposited to the Exclusionary Offer. Any shares so converted will automatically convert back if they are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for by the offeror.

The Class B subordinate voting shares will not be convertible if holders of a majority of the Class A common shares (excluding shares held by the offeror) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer. The Coattail Provisions will not apply if an offer to purchase Class A common shares does not constitute a “take-over bid” under applicable securities legislation or stock exchange requirements or is otherwise exempt from any requirement that the offer be made to all or substantially all holders of Class A common shares.

The above is a summary only and reference should be made to the full text of the Coattail Provisions in Teck’s articles, which are available on our website at www.Teck.com.

Board Renewal

The Board annually reviews its processes for Board renewal and believes that effective Director renewal has taken place, with the nominated independent Directors having an average tenure of 5.4 years and six of the 12 independent nominees having joined the Board in the last five years. In 2020, on the advice of the Governance Committee, and considering the potential benefits for succession planning and board renewal, the Board adopted a term limit of 15 years for independent directors. Under the term limit, independent directors will not stand for election at the shareholders’ meeting that is 15 years after the AGM at which they were first elected, or at the shareholders’ meeting following the 15th anniversary of the date they joined the Board, if they were initially appointed to the board outside of the regular annual meeting process. This term limit will only apply to independent directors and directors who are currently serving on the board will not be exempted from the policy.

In adopting the 15-year term limit for independent directors, the Board considered the long term and cyclical nature of the mining business and the significant length of time required to advance a mining project from the exploration stage to an operating mine. The Board will continue to place emphasis on annual rigorous evaluation of all directors, regardless of the term limit. The Board relies on the ongoing appraisal of the skills and contributions of individual directors as against the combination of skills and experience required for the Board to function well, as determined in the annual evaluation process. The Board believes that this ongoing assessment of the Board’s needs, combined with a rigorous director evaluation process and periodic rotation of Committee chairs and members, allows the Board to maintain the appropriate balance between long tenure, which brings deep familiarity with Teck’s business,

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institutional memory, and long-term perspective on the mining industry, and fresh perspective, which can prompt re-examination of various aspects of the business and governance practices.

Of the 14 director nominees, as at the date of the Meeting, 6 (or 43%) will have 5 years of service or less, 4 (or 29%), will have between 6 and 10 years of service, and 4 (or 29%) will have 11 or more years of service. Directors recently appointed or elected to the Board include Mr. Higo in 2019, Mr. Tani in 2021, and Mr. Schiodtz and Ms. Strunk, who were appointed in 2022.

The Board believes that its approach combining a term limit with a holistic review as described above provides for effective Board renewal, ensuring the diversity of experience and skills required for effective decision making at both the Board and committee levels.

Directors’ Skills and Experience

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities. Specific skills and competencies must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business. Each nominated director has identified and ranked their top four areas of expertise in addition to identifying their further ancillary areas of expertise. This matrix is evaluated annual and used to assess the needs of the Board in the context of succession planning.

Area of Expertise	Ashar	Chong	Dowling	Higo	Keevil III	Lindsay	McVicar	Murray	Pickering	Power	Schiodtz	Snider	Strunk	Tani
Leadership Experience as a CEO or CFO or similar senior management position in an organization of significant size or complexity	4					1	4	3	2	1				
Corporate Governance *Sophisticated understanding of corporate governance practices and stakeholder engagement*					4			1			4		1	
Strategic Planning *Executive or board experience in strategy development, execution, analysis, and or oversight*		3		1	3	2		2		2	2	2		4
International Business *Executive or board experience with entities operating in multiple jurisdictions with diverse political, cultural, regulatory, and business environments*		1	2	3										1
Mining *Executive or board experience at a major public or private mining company with operating and mineral processing experience*			1	4		3			1			1	3	
Oil & Gas *Experience with oil and gas development and operations, including production and marketing*	1													
Transactions & Projects *Experience with acquisitions, divestitures, joint ventures, M&A transactions, or large scale project execution*	3					4	3		3	4			4	2
Commodities Business *Executive or board experience in a commodities-based business, including marketing and logistics*			3	2										3
Human Resources & Compensation *Direct experience in compensation practices, talent management and retention, and succession planning*			4								3

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Equity, Diversity and Inclusion

Board Diversity

Teck values diversity. The Board believes having directors with diverse backgrounds experiences benefits Teck by enabling the Board to consider issues from a variety of perspectives. Diversity can enhance effective decision-making and strategic planning. When assessing potential candidates for nomination to the Board, the Governance Committee considers gender, national origin, ethnicity, including Indigenous heritage, and disability, in addition to business skills, qualifications and career history, including experience in foreign jurisdictions. In the final analysis, the Governance Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a diverse slate of directors can bring to the issues facing Teck as a global mining enterprise.

The Governance Committee considers the level of representation of women, visible minorities, Aboriginal peoples, and persons with disabilities in identifying and nominating candidates for election or re-election to the Board and has adopted specific measures to ensure that diverse nominees are considered when candidates for election to the Board are considered. The Board has adopted a written policy in this regard, which includes a requirement that search consultants retained to assist with the identification of potential candidates to the Board be instructed to ensure that candidates reflecting the Board’s diversity criteria, including those pertaining to gender diversity and representation of visible minorities, Aboriginal peoples, and persons with disabilities, are brought forward for consideration.

In November 2021, having carefully considered the question and recognizing the importance of having diverse representation among its members, the Board adopted a goal of having no one gender comprise more than 70% of its members by the end of 2022. At this time, the Board has not adopted any other diversity related targets with respect to the representation of visible minorities, Aboriginal peoples, or persons with disabilities, due to the current level of diversity of its members, the small size of the Board, and the need to carefully consider a broad range of criteria when appointing directors, including skills and applicable residency requirements.

If all nominees proposed to be elected as directors at the Meeting are elected,

•	four of 14 directors, or 29%, will be women, including the Board Chair and Chair of the Audit Committee (33% of independent directors);

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•	four of 14 directors, or 29%, will be visible minorities, (33% of independent directors); and
•	no directors will be Aboriginal peoples or persons with disabilities.

The Governance Committee will annually review the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the Board are reviewed. The Board will measure the effectiveness of its policy over time by tracking Board diversity and reviewing candidate pools for diversity criteria.

Executive and Workforce Equity, Diversity and Inclusion

The Board believes that diversity at Teck can help create a stronger company. We recognize that women in particular are underrepresented in management roles within our company and within the mining industry as a whole. Although the number of women in leadership roles within Teck has almost doubled since 2010, women still represent only 21% of all employees (a 9% improvement since 2011). We are committed to equality of opportunity and are taking concrete steps to strengthen the diversity of our talent pipeline and increase the representation of women in management roles within Teck. These include:

•	proactively reviewing development plans for high-performing and high-potential women;
•	identifying talented individuals for leadership development programs and encouraging them to apply for more senior roles;
•	developing family-friendly flex-work policies to assist with recruitment and retention;
•	regularly measuring gender pay equity to detect potential systemic pay gap issues;
•	and changing job descriptions, titles, policies and procedures to be gender neutral and inclusive.

With respect to members of senior management, the Board considers the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in our workforce and management. For this purpose, we define diversity to include differences in age, race, gender, physical attributes, belief, language, sexual orientation, education, social background and culture.

Teck has not adopted specific numerical targets regarding number of executive officers who are women, visible minorities, Aboriginal peoples, or persons with disabilities at this time, on the grounds that appropriate skills and experience must remain the primary criteria for such appointments, and out of a concern that the establishment of numerical targets could create a perception that persons in those roles have been appointed solely or primarily on the basis of those characteristics rather than their specific qualifications. We are committed, however, to taking measures to enhance the advancement of women in management. To that end, our Executive Equity, Diversity & Inclusion Committee, chaired by the Senior Vice President and Chief Human Resources Officer (“CHRO”) and with representation from senior management, has adopted objectives regarding the further development of an equity, diversity and inclusion strategy, the implementation of specific measures aimed at attracting and retaining a diverse workforce, and ensuring that diversity is taken into account in management appointments.

Teck is seeking to increase participation of women and other diverse employees in all levels of its workforce. Teck completed its fifth annual gender equity pay review in 2021, including an analysis of annual incentive and review rankings by supervisors and promotions during the year. The review found no evidence of a systemic gender pay issue and continues to assist Teck in tracking progress of high potential female employees. In 2020, Teck launched its first company-wide inclusion and engagement survey for the purpose of gathering baseline data and insight on inclusion and diversity, employee engagement, and workplace culture. Results from the survey are intended to inform the development of an inclusion and diversity strategic plan and the survey is expected to conducted again in 2022.

Of Teck’s 17 members of senior management as defined in the CBCA, currently two (or 12%) are women, including the Board Chair, one (or 6%) is a member of a visible minority, and there are no members who identify as Aboriginal peoples or persons with disabilities. Out of Teck’s larger senior management team, an additional ten of the 23 members (43%) are women and no additional members identify as members of a visible minority, Aboriginal peoples, or persons with disabilities.

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Management Succession Planning

In accordance with its mandate, the Board as a whole has oversight of succession planning for senior management. Succession plans for all senior positions are developed and maintained by the CHRO in consultation with other senior executives. The Board annually reviews and considers a report from the CEO regarding potential internal succession candidates by position, as well as management’s action plans for positions where no succession candidate has been identified. In 2021, a number of senior executives retired following a phased retirement process in which their successors were promoted or recruited with input from the Board, including, in certain cases, director involvement in the interview process.

The Board separately considers succession as it relates to the CEO. The CEO annually presents a detailed report on potential successors to his position, which takes into account the state of readiness of internal succession candidates to succeed the CEO on an emergency, interim, and permanent basis, as well as critical experiences and other attributes required in order for candidates to enhance their readiness for succession. The Board reviews the report position by position and discusses the individual attributes of each member of management in camera with the CEO and evaluates potential skills gaps vis-à-vis desired CEO attributes and abilities. Teck’s executive development programs are aimed at providing participants with the skills and experiences necessary to be considered for more senior roles, including CEO.

Orientation and Continuing Education of Directors

As part of Teck’s orientation program, new directors are given copies of all policies, codes and mandates, provided with guidance concerning trading in Teck securities, blackout periods, and Teck disclosure practices. Senior officers from each business division are made available to meet with new members to familiarize them with Teck’s operations, programs and projects. Presentations made at these meetings, together with site visits, are intended to provide insight into Teck’s business and familiarize new directors with the policies and programs they require to perform their duties effectively.

Teck’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to Teck’s projects and operations, sustainability and social matters, competitive factors, mineral and oil reserves and resources, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that Teck may face. Analysts’ reports relating to the industry are distributed to directors regularly, and selected press clippings covering the industry, actions by competitors, and commodity issues are distributed daily. Directors participate at the Board’s annual strategy meeting in assessments of Teck’s possible growth paths and other strategic matters and are encouraged to attend, at Teck’s expense, industry conferences and director education seminars and courses.

Directors’ continuing education during 2021 included the following:

Topic	Presented by	Attendees
Indigenous Peoples and Implementation of UNDRIP	Management/External Counsel	All directors
Climate Change, External Context, and Adapting to the Physical Impacts of Climate Change	Management/Eurasia Group/Intact Centre on Climate Adaptation University of Waterloo	All directors
Investor Relations and Capital Markets Trends	Management	All directors
Steelmaking Coal Resilience	Management/McKinsey	All directors
Copper Industry Outlook	Management	All directors
Energy Industry Outlook	Management	All directors

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Topic	Presented by	Attendees
Geopolitical Outlook	Management	All directors
Railway Regulatory Processes	Management/External Counsel	Ashar, Dowling, Fukuda, Higo, Keevil, Lindsay, McVicar, Murray, Pickering, Snider
Economic Developments in China	Management	All directors
Economic Recovery, Scarcity and De-Carbonization	Goldman Sachs	All directors
J.P. Morgan Board Summit	J.P. Morgan	Ashar, Dowling, Keevil, McVicar, Power
ESG Certificate & Designation Program	Competent Boards	Murray
Leadership; Emerging Securities Law Issues; Cybersecurity	Blake, Cassels & Graydon	Murray
Remuneration & Governance Reporting	LSE/Alvarez & Marsal/Prism Cosec	Dowling
Climate Change Risk in Mining Symposium	World Economic Forum	Dowling (presenter)
ESG	Digby Wells	Dowling
Mining Audit Committee Roundtable	KPMG	McVicar
BC Mine 2020: A new agenda for transformation and sustainable growth	PWC	McVicar
CIBC Sustainability Conference: On the road to COP26	CIBC	McVicar
A Dialogue with Indigenous Leaders	ICD	McVicar
Industry Safety Forum	Pike Associates	Ashar
Oil Industry Forums	CGEP	Ashar

Shareholder Engagement

The Board believes that constructive engagement with shareholders can provide valuable insight and assist the Board in maintaining high standards of governance, particularly important in the context of Teck’s dual-class share structure. The Board has adopted a Shareholder Engagement Policy to address how shareholders can engage with the Board, which available on Teck’s website.

The Board Chair and the Chairs of the Compensation and Governance committees are available to respond to inquiries regarding governance matters, including the Board’s approach to executive compensation. Requests for meetings will be considered on a case-by-case basis. The Board will generally leave substantive discussion regarding the state of Teck’s business to management and may be restricted from discussing certain issues, but will endeavour to respond to all correspondence on appropriate topics on a timely basis, having regard to Teck’s Corporate Disclosure Policy. The Board encourages shareholder participation at the Meeting, and the Chair will be available at the Meeting to answer shareholder questions concerning governance matters.

The Board, CEO and senior management team continue to engage with shareholders on an ongoing basis, primarily though in a virtual format since the onset of the COVID-19 pandemic. Since our last annual meeting, discussion topics have included executive compensation, Teck’s capital allocation framework, the QB2 project, the Neptune Bulk Terminals upgrade, COVID-19 impacts, climate change risk and strategy, the dual-class share structure, portfolio composition, executive talent management and development, board diversity and succession planning, and various environmental, social and governance matters.

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Teck strives to keep shareholders informed with respect to its business activities and financial results, including holding quarterly earnings conference calls, participating in roadshows and attendance by management members at numerous investor conferences, some of which are webcast. Our annual Investor and Analyst Day, where members of management are available to answer questions from the investor community, was held virtually for the second time in 2021. A virtual site visit to our QB2 Project was also held in October 2021. Members of management also engaged with investors and proxy advisory firms with the aim of obtaining insight into their views on our governance practices and developments in best practices.

Response to 2021 Say-on-Pay Vote Results

In 2021, in recognition of the disappointing results of Teck’s 2021 say-on-pay vote, particularly from holders of Class B subordinate voting shares, the Board Chair and the Chair of the Compensation Committee embarked on a targeted shareholder engagement program to hear shareholders’ concerns on Teck’s executive compensation programs and policies and get feedback from shareholders on potential changes to those programs and policies. Invitations were extended to a large number of investors and the Board Chair, Chair of the Compensation Committee and other directors ultimately met with representatives from 13 of investors holding approximately 48% of the outstanding Class B subordinate voting shares, including representatives from the Climate Action 100+ group of investors. In addition, the Board Chair and Chair of the Compensation Committee also met with representatives from the Canadian Coalition for Good Governance and Institutional Shareholder Services Inc.

What we heard…	How we responded…
Teck’s executive compensation disclosure needs overall improvement and should be easier to read.	We have revised our compensation disclosure in an effort to more clearly communicate our key compensation practices.
Shareholders would like further insight into the metrics used in the short term incentive program (“STIP”).	While the operational and cost targets used in the STIP are commercially sensitive, we have clarified how those metrics are used and where Compensation Committee discretion may factor in.
Certain shareholders would like more information on the goal setting process for the STIP Plan.	We have provided additional detail on the goal setting process and the Compensation Committee’s role in reviewing and approving the goals.
Certain shareholders would welcome further integration of environmental, social and governance objectives into Teck’s executive compensation program.	We have incorporated additional environmental, social and governance metrics into the long term incentive program for grants beginning in 2022.

Based on the Board’s engagement with shareholders as described above and the Compensation Committee’s review of benchmarking and other information, the Board believes that our executive compensation program continues to align executive pay with performance and the interests of long-term Teck shareholders. We are committed to providing shareholders with transparent information about our compensation programs and policies to enable informed decision making on our annual say-on-pay vote. We believe that our revised compensation disclosure and the changes made to our compensation programs in 2021 will further these goals.

The Board intends to continue this shareholder engagement program in 2022.

Shareholder feedback on our governance policies and practices is welcome. Email: Governance@Teck.com

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Information about Sustainability

Teck is committed to responsible resource development. Teck’s long-term sustainability strategy sets out goals in the areas of health and safety, climate change, responsible production, employees, water, tailings management, communities and Indigenous Peoples, and biodiversity and reclamation. In 2021, we continued working towards achievement of our sustainability goals and, in early 2022, we announced an expansion to our climate action strategy, including a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025 and an ambition to achieve net-zero Scope 3 emissions by 2050, building on our previous goal to achieve net-zero emissions across our operations by 2050.

Our sustainability strategy is integrated into decision-making by embedding it into management standards, executive compensation, and corporate, site and employee annual plans and objectives. Teck has adopted and implemented social and environmental policies, including a Code of Sustainable Conduct, which sets out specific requirements related to:

•	legal compliance and ethical business conduct
•	impact risk and opportunity management
•	identification, control and promotion of safety and health performance
•	sound environmental conduct and continuous improvement in performance
•	fostering dialogue with stakeholders and respect for the rights, interests and aspirations of Indigenous People
•	support for local communities and promotion of responsible use and supply of our products
•	maintaining a confidential feedback mechanism and conducting regular audits.

Teck has also adopted:

•	a Health and Safety Policy
•	a Water Policy
•	a Human Rights Policy
•	an Indigenous Peoples Policy
•	a Political Donations Policy and
•	a Climate Change Policy

Teck has taken steps to implement the Code of Sustainable Conduct and related policies through adoption of our Health, Safety, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

In 2021, Teck published its 20th annual Sustainability Report and its third report aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”), Climate Change Outlook 2021, which includes analysis of a 1.5°C scenario.

Further information about Teck’s Social and Environmental Policies and Commitments can be found in our 2021 Sustainability Report and Teck’s most recent TCFD-aligned report, Climate Change Outlook 2021.

These reports are available on our website at www.Teck.com/Reports.

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Information about Executive Compensation

Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders. Teck is committed to paying for performance and providing strong alignment with the shareholder experience through an emphasis on equity-linked long term incentives. Long term realizable pay outcomes reflect these goals. In 2021, we focused on making adjustments to our long term incentive program and refining our compensation disclosure, based on feedback from our shareholders.

Compensation Discussion and Analysis

This section outlines Teck’s approach to executive compensation and outlines the Board’s compensation review and decision making process and the policies, practices, programs and awards for Teck’s named executive officers (“NEOs”), who are the CEO, CFO and the three other most highly compensated executive officers at Teck. Teck’s 2021 NEOs were:

Donald R. Lindsay	President and Chief Executive Officer (“CEO”)
Jonathan H. Price	Executive Vice President and Chief Financial Officer (“CFO”)
Harry M. Conger IV	Executive Vice President and Chief Operating Officer (“COO”)
Peter C. Rozee	Senior Vice President, Commercial and Legal Affairs (“SVP Legal”)
Robin B. Sheremeta	Senior Vice President, Coal (“SVP Coal”)

Performance Highlights for 2021

Ongoing challenges related to the COVID-19 pandemic as well as significant natural catastrophic events in British Columbia had a major impact on Teck’s business in 2021. Despite the challenges presented by the pandemic, forest fires and floods, we were able to advance several significant projects and initiatives to strengthen our business through the year, including:

•	we had the safest year in our history, improving on our previous record performance in 2020, although we were deeply saddened by a fatal incident that occurred at our Red Dog operations in January 2021
•	we had record annual revenue of $13.5 billion and annual profit attributable to shareholders was $2.9 billion or $5.39 per share
•	despite major adverse impacts of wildfires, flooding and extreme cold weather on our logistics chain late in the year, affecting sales and production, we managed the impacts of these events well
•	we continued to implement protocols and controls to enable safe production to continue at our operations during the ongoing COVID-19 pandemic
•	we achieved overall QB2 Project progress of almost 75% complete at year-end, despite ongoing impacts of the COVID-19 pandemic
•	we completed the Neptune Bulk Terminals upgrade, contributing to significantly improved optionality and reliability in our logistics chain, improving market access for our steelmaking coal at a time of record high prices
•	we converted our US$4 billion committed credit facility into a sustainability-linked loan facility in support of Teck’s sustainability strategy goals, extending its maturity to October 2026, and finished the year with no amounts drawn on the facility and a cash balance of $1.4 billion
•	we distributed $106 million in base dividends to shareholders in 2021 and, in February 2022, the Board approved an increase in the base dividend to $0.50 per share annually, declared a supplemental dividend of $0.50 per share, and approved up to an additional $100 million for share buybacks under our normal course issuer bid, related to 2021 performance

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•	we reached multi-year collective agreements at our Antamina, Quebrada Blanca, Fording River and Elkview operations in 2021 and, in early 2022, at our Highland Valley Copper operations
•	we were named to the S&P Dow Jones Sustainability World Index for the 12th consecutive year and recognized as the #1 company in the Metals and Mining sector
•	we were recognized as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights as the top-ranked mining company

Summary of 2021 Compensation Outcomes

Teck’s 2021 annual incentive plan payouts reflect our overall strong performance during the year as noted above as assessed by management and approved by the Board. Unfortunately, overshadowing our 2021 safety performance was the occurrence of a fatality at our Red Dog operations in January 2021. In response, the Compensation Committee approved a reduction in the overall annual incentive amount of 5% for each executive and 2.5% for each other employee, to reinforce the link between compensation and safety and to recognize that safety is everybody’s responsibility.

Due to disappointing share price performance relative to our performance peer group (largely due to differing commodity product portfolios) and the ratio of EBITDA growth relative to commodity price changes over the performance period from February 2019 to December 2021, performance share units issued in 2019 that vested in December 2021, were subject to a 22.5% performance factor, resulting in a payout equal to approximately 25.3% of grant date target value when factoring in the increase in the underlying share price between the grant date and the vesting date. The table below summarizes these outcomes.

Further information on the annual incentive plan and long term incentive plans can be found on page 54.

Compensation Plan	Corporate Rating	Safety Modifier	Company Ratings	Business Unit Ratings	Individual Ratings
Annual Incentive	130%	Functional Groups: 106% Sites: 107%	Functional Groups: 138% Sites: 139%	Base Metal Sites: 115% Coal Sites: 122% All Operations: 118% Functional Groups: 121%	CEO: 135% NEO Average: 129%
Compensation Plan	TSR Ranking	EBIDTA Metric	Performance Factor	Change in Class B Subordinate Share Price	Percentage of Grant Date Target Value(1)
PSU/PDSU	11th of 13 (25%)	0.549 (20%)	22.5%	+$3.81	25.3%
(1)	Based on application of the performance factor, the grant date fair value of the units on February 15, 2019 of $30.38, and the vesting date fair value of $34.19 on December 20, 2021.

Realizable Pay

The value that our executives realize from our equity programs is a key driver of the pay for performance relationship. Our emphasis on equity compensation and significant shareholdings requirements for executives create a direct link between compensation and share price performance. A significant portion of target direct compensation is comprised of equity based long term incentive awards. Accordingly, due to Teck’s share price performance in 2021, the realizable value of executives’ equity awards, including in-the-money stock options and mark-to-market value of share units, increased. However, both in 2020 and 2021, NEOs did not realize any gains on the exercise of stock options and all stock options issued to senior executives in 2010 and 2011 were out-of-the-money and expired unexercised.

The realizable value of long-term incentives can vary dramatically from year to year and actual proceeds realized on vesting or payout of these awards may vary significantly from their current realizable values. Over the longer term, our realizable pay outcomes tend to reasonably reflect our target compensation levels, with significant volatility over the shorter term due to the cyclical nature of our business. Further details of this analysis can be found on page 63.

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The following chart compares the realizable value of $100 of total direct compensation awarded to the CEO during each year compared to the realizable value to shareholders of a $100 investment in Class B subordinate voting shares made on the first trading day of each year indicated, demonstrating the strong alignment between total compensation and shareholder outcomes.

Notes:

•	Realizable values for the CEO are calculated based on the in-the-money value of options and the notional value of unvested share unit awards as of December 31, 2021, assuming full vesting, a PSU performance factor of 100%, and based on the closing price for Class B Shares on the TSX as at December 31, 2021 of $36.43. The actual payout amount for PSUs and PDSUs cannot be determined until the actual payout dates. See 66 for details on the payout value of share units. Actual payout values have been used for units that have already been paid out.
•	Realizable values for shareholders are calculated based on the closing price for Class B Shares on the TSX as at December 31, 2021 of $36.43 and do not include the value of dividends paid during these periods.

How is pay linked to performance?

✓ A high proportion of NEO compensation is at risk

✓ Annual incentive payments are based on Teck’s short term performance

✓ Performance-contingent share units vest based on Teck’s performance over a three-year period.

✓ Stock options only have value to the extent that the share price increases, within a 10-year period

Changes for 2022

We recognize that the outcome of our 2021 say on pay vote reflected concern with our compensation outcomes, with only 80.2% of shareholders voting in favour. In response, the Board embarked on a program of shareholder engagement to gain an understanding of shareholders’ concerns, as discussed above, and changes have been made to Teck’s executive compensation programs as a result. Even prior to 2021, the Compensation Committee had begun examining the structure of Teck’s annual and long-term incentive plans with the goals of increasing transparency, reducing volatility in the performance share unit plans, and further incorporating environmental, social and governance metrics into our compensation programs.

Beginning in 2022, we are making the following changes to executive compensation:

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Annual Incentive Plan

As discussed below, Teck’s annual incentive plan currently uses adjusted financial performance relative to our business plan as the main financial metric in the corporate component of the annual incentive plan. To reduce potential overlap with the new performance share unit plan metrics, which will also use a similar financial performance metric, as described below, beginning in 2022 the annual incentive plan will use Adjusted EBITDA performance relative to target, taking into account changes in commodity prices and foreign exchange rates. EBITDA is a non-GAAP financial measure and refers to the profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of certain types of transactions that reflect measurement changes on Teck’s balance sheet or are not indicative of normal operating activities. Teck believes that using Adjusted EBITDA assists readers to better understand the results of Teck’s normal operating activities and the ongoing cash-generating potential of the business and that as a compensation metric it is a reflection of management’s ability to operate the business and control the controllables.

At the beginning of each year, a preliminary target EBITDA will be determined based on budgeted commodity prices. At year-end, the final target EBITDA will be established using actual prices for the year and adjusting for the effects of foreign exchange as well. This will avoid potential windfall payouts in a rising price environment and will more closely reflect management’s contribution to business success. Actual Adjusted EBITDA is compared to the normalized EBITDA target to inform the overall assessment of the company’s financial performance. The purpose of this adjustment is to measure management’s contribution to the performance of the business without the headwinds or tailwinds that are created by commodity price movement.

Changes are also being made to the sustainability portion of the annual incentive plan, which makes up a portion of the business unit component, along with performance against cost and production targets. For 2022, each operation’s sustainability performance will be assessed based on the following:

•	Sustainability Goal: advancing progress against a key sustainability goal related to rehabilitation
•	Risk Management: enhancing environmental and social risk management through assessments, controls and verifications
•	Incident Management and Compliance: tracking and investigating of environmental incidents

The sustainability performance portion of the business unit component for functional groups, including the CEO, will be based on weighted average sustainability performance of all sites.

Long Term Incentive Plan Changes

Currently, our performance-linked share units vest and pay out based on two metrics. The first is related to total shareholder return (“TSR”) and the second is related to changes in EBITDA in comparison to changes in the price of a basket of commodities that we produce. In February 2022, following a comprehensive review of market and leading practices, extensive consultations with shareholders, and receipt of advice from Meridian, the Compensation Committee approved a new balanced scorecard framework for the PSUs and PDSUs. The performance factor for performance share units granted beginning in 2022 will measure performance against a balanced scorecard incorporating five different metrics as set out in the table below.

Metric	Performance Basis	Weighting	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	20%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (“ROCE”)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline.

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Metric	Performance Basis	Weighting	Purpose
Production and Cost Performance	Actual production and cost performance vs. targets	20%	To further link executive pay to operational discipline.
Sustainability Progress Index	Performance against certain longer term sustainability goals as set out below	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy.
Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan.

In order to strengthen the link between executive compensation and our sustainability performance, a new sustainability progress index has been developed for use in the revised performance share unit plans. Each of the sustainability objectives aligns strongly with Teck’s overall corporate strategy and will be measured against specific targets.

The sustainability progress index will measure Teck’s progress against specific goals in five key areas: climate change; biodiversity and reclamation; tailings facilities management; equity diversity and inclusion; and performance on ESG ratings and rankings. Two of the metrics are aligned with metrics included in our sustainability-linked loan facility. Details on the sustainability progress index and how we intend to measure each of the elements of the performance metrics are set out in Schedule B.

Key Compensation Practices

		Pg.			Pg.			Pg.
✓	Annual Say on Pay vote and disclosure of detailed results by class	1	✓	Disciplined annual incentive plan rewards underlying business performance by adjusting for changes in commodity prices and foreign exchange rates	54	✓	Annual incentive payments capped at 2x target	48
✓	Incentive compensation tied to strategic and business objectives	54				✓	We follow best practices in compensation governance and risk mitigation, benchmarked and reviewed annually by the Compensation Committee. Double-trigger severance and equity vesting on change of control	69
✓	Significant contingent pay, with 86% of CEO and 78% of other NEO compensation at-risk in 2021	52	✓	Compensation benchmarked against a relevant North American industry peer group, targeting the market median	50
✓	Emphasis on equity-linked long-term incentives, including 50% performance-contingent share units	56	✓	Mandatory minimum share ownership for executives	49
✓	No time-vested units issued to NEOs	57	✓	No options re-pricing	77
			✓	Robust clawback policy	49
✓	Compensation programs designed to mitigate undue risk-taking and annual compensation risk assessment	48	✓	Anti-hedging policy	31
			✓	Independent compensation consultant to the Board	48

We follow best practices in compensation governance and risk mitigation, benchmarked and reviewed annually by the Compensation Committee.

Compensation Philosophy and Approach

Our executive compensation programs are designed to meet the following objectives:

•	attract, motivate, and retain highly qualified and experienced executives;
•	reward executives for managing the business consistent with our short and long-term operational objectives, to enable long-term shareholder value creation;
•	align compensation with performance over both the short and long term horizons;
•	ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking;

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•	promote adherence to the high standards and values reflected in our Code of Ethics, Code of Sustainable Conduct, and policies concerning safety and environmental stewardship; and
•	protect long-term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of shareholders.

Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on controllable performance. Teck’s Board is committed to paying for performance and providing strong alignment with shareholder experience through:

•	striking an appropriate balance between fixed and variable compensation, with 86% of CEO and an average of 78% of other NEO compensation at risk in 2021;
•	an annual incentive program that adjusts for changes in commodity prices and foreign exchange rates on a consistent formula basis in order to more closely track management’s actual performance and avoid windfall payments;
•	benchmarking against a comparator group of issuers with whom we compete for talent, targeting market median; and
•	emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics.

Compensation Governance

The following chart sets out the roles and responsibilities of the various participants in Teck’s compensation process.

Participant	Role and Responsibilities
Board

•   responsible for oversight of Teck’s business and management

•   reviews and approves executive compensation and any compensation policies, plans, programs, and grants, generally as recommended by the Compensation Committee

•   engages with Shareholders on compensation and governance matters

•   reviews succession plan with CEO on an annual basis

Compensation Committee

•   oversees executive compensation matters and recommends to the Board Teck’s policies, plans, programs, and all forms of executive compensation in consultation with the CEO and CHRO;

•   oversees talent management and executive development programs;

•   reviews performance of CEO and other executives annually

•   monitors risks related to Teck’s compensation programs

•   annually reviews equity, diversity and inclusion initiatives at Teck

•   monitors trends in executive compensation with the input of the independent compensation consultant and management

•   reviews Teck’s compensation disclosure prior to publication

Management

•   proposes elements of a compensation program that supports Teck’s objectives, including annual compensation amounts, objectives, performance metrics, and equity grant details

•   implements processes required to administer compensation and talent management and development programs and the succession planning process

•   manages the process to establish performance objectives and measure performance against those objectives and reports on the results of those assessments to the Compensation Committee

•   initiates benchmarking processes and monitors market practices and regulatory developments and reports on recommended changes and potential impacts to the Compensation Committee

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Participant	Role and Responsibilities
Compensation Consultant

•   provides independent advice to the Compensation Committee on a range of matters including market and regulatory trends and developments in executive and director compensation, peer group composition, and related governance and regulatory matters

•   reviews and provides feedback on management’s compensation proposals, including proposed compensation for the CEO and other NEOs and proposed changes to compensation policies, plans, and programs

•   provides competitive market benchmarking analyses on various compensation matters

•   provides ad hoc assistance as requested by the Compensation Committee from time to time

•   conducts and reports to the Compensation Committee on an annual compensation risk assessment

Compensation Consultant

Since 2012, the Compensation Committee has engaged Meridian to serve as independent advisor to the Compensation Committee, reporting directly to the Compensation Committee. Meridian does not provide any other services to Teck.

The table below shows fees paid to Meridian for the last two financial years:

Year	Advisor	Executive Compensation-Related Fees	All Other Fees
2021	Meridian	$132,289	$0
2020	Meridian	$146,281	$0

Compensation Risk

Our executive compensation is designed to create appropriate incentives to increase long-term shareholder value within the framework of our risk management tolerance. Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior management meetings. This process supports a strong embedded risk management culture throughout the organization. In the normal course of business, Teck has strong control measures in terms of authority levels and spending limits.

The Compensation Committee incorporates risk considerations in its ongoing compensation oversight role and periodically receives reports from its independent advisor, Meridian, reviewing compensation-related risks. Based on these reports and the Committee’s ongoing review of the compensation program, the Compensation Committee determined in 2021 that it has a reasonable basis to conclude that there are no risks from the compensation programs that are reasonably likely to have a material adverse effect on Teck.

The following are key risk mitigating features of Teck’s executive compensation program:

•	appropriate balance between fixed and variable pay and short and long-term incentives;
•	a mix of performance measures used at various organizational levels provides a balanced performance focus (e.g., financial, operational, safety, and environmental performance);
•	annual incentive program payouts are capped at 2x target;
•	annual grants of stock options and performance-linked share units have overlapping vesting periods so management remains exposed to long-term risks of their decisions through unvested equity;
•	stock options vest over three years and have a ten-year term;
•	PSUs and PDSUs vest at the end of three years to reward achievement of long-term financial and relative share price performance objectives and enhance retention;
•	DSU and PDSU value cannot be accessed until after employment ends, providing long-term alignment with risks inherent in Teck’s business;
•	pay-out value of PSUs and PDSUs is partially tied to Teck’s TSR performance relative to the Performance Comparator Group, aligning executive compensation with shareholder returns;

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•	executives are subject to share ownership guidelines in line with market practice; and
•	clawback and anti-hedging policies are in place.

Compensation "Clawback" Policy

The Board has implemented a formal policy for seeking reimbursement of senior executive compensation from all variable compensation plans where:

•	there is a material restatement of Teck’s financial results;
•	an officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
•	the relevant compensation would have been lower had the financial results been properly reported.

Share Ownership Guidelines

In 2021, the Compensation Committee continued to apply the following market competitive share ownership guidelines for NEOs, which they have five years to comply with from the date of appointment:

•	CEO – 5 times base salary
•	NEOs – 2 times base salary

As of December 31, 2021, based on the value of share units using the closing price of the Class B subordinate voting shares on the TSX on December 31, 2021, all of the NEOs had met the shareholding requirement. NEOs may also meet the mandatory minimum based on the grant date value of share units issued to them.

The following table shows the number of shares and share units held by each NEO as at December 31, 2021, the value of those holdings using the closing price of the Class B subordinate voting shares on the TSX on that date, the value of shares and share units required to meet the shareholding requirement.

	Shares (#)(1) (Value ($)(2))
Name	Class A	Class B	Share Units Held (#) (Value ($)(2)(4))	Total Shares and Share Units Held (#)	Total At Risk Value of Shares and Share Units at December 31, 2020 ($)(3)	Value Required to Meet Mandatory Minimum Shareholding Requirements ($)	Amount at Risk as a Multiple of Base Salary
D.R. Lindsay	0 (0)	403,976	1,347,255	1,751,231	63,797,345	8,750,000	36
		(14,716,846)	49,080,500
H.M. Conger	0 (0)	0	173,685	173,685	6,327,345	1,730,000	7
		(0)	6,327,345
J.H. Price	0 (0)	0	86,693	86,693	3,158,226	1,650,000	4
		(0)	3,158,226
P.C. Rozee	0 (0)	31,418	318,096	349,514	12,732,795	1,470,000	17
		(1,44,558)	11,588,237
R.B. Sheremeta	0 (0)	12,000	111,129	123,129	4,485,589	1,400,000	6
		(437,160)	4,048,429
(1)	Includes Class B subordinate voting shares directly or indirectly beneficially owned or over which control is exercised as of December 31, 2021.
(2)	Based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2021 of $36.43. The value of PSUs and PDSUs has been calculated assuming a performance factor of 100%, however, actual payout value for PSUs and PDSUs will not be known until the applicable payout dates. See Schedule B for details of our share unit plans.

The Compensation Committee has considered whether to implement mandatory holding periods following retirement for senior executives. Many commentators regard such a policy as an important safeguard against short-term risk taking behaviour by management. The Compensation Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement.

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Compensation Comparator Group

The Compensation Committee believes that Teck’s long-term success hinges on the quality of the executive team and that Teck must be able to attract and retain the talent required to successfully operate and expand our business in a competitive marketplace. Our compensation program is therefore market-driven and performance-based and benchmarked against a Compensation Comparator Group that represents the market for executive talent. A separate Performance Comparator Group consisting of resources companies that Teck competes with for capital is used for judging performance under our PSU and PDSU plan (described in Schedule B).

In developing the Compensation Comparator Group, the Compensation Committee identifies companies of a similar scope and complexity, taking into account a variety of relevant criteria, including:

•	companies in similar industries or with similar business characteristics (defined as global mining, metal refining, and resource-based companies);
•	similarly-sized companies in terms of annual revenue, enterprise value and market capitalization; and
•	companies that have diverse commodity portfolios or multiple locations similar to Teck, which is focused on copper, coal, zinc, and energy in multiple countries.

The 2021 Compensation Comparator Group consisted of the following:

Name	Asset Values[1] (USD, billions)	Annual Revenue[1] (USD, billions)	Market Capitalization[2] (USD, billions)	Primary Commodities
Agnico Eagle Mines Limited	10.1	3.8	13.0	Gold
Alcoa Corporation	15.0	12.2	11.0	Aluminum
Anglo American plc (3)	67.7	42.2	54.9	Iron ore, copper, coal, platinum, diamonds, palladium, manganese, steel, nickel, rhodium
Barrick Gold Corporation(4)	46.8	11.8	33.9	Gold, copper
Cameco Corporation(4)	6.0	1.2	8.7	Uranium, energy
Canadian Natural Resources Limited(4)	59.6	23.1	49.8	Energy
Cleveland-Cliffs Inc.	19.0	20.4	10.9	Iron ore, coal
First Quantum Minerals Ltd. (4)	25.3	7.2	16.6	Copper, nickel, gold
Freeport-McMoRan, Inc.	48.0	22.8	61.3	Copper
Kinross Gold Corporation(4)	10.4	3.7	7.3	Gold
Mosaic Company	21.1	12.4	14.6	Phosphate, potash
Newmont Corporation	39.9	12.2	49.5	Gold, copper
Nutrien Ltd. (4)	48.5	26.0	43.0	Potash, nitrogen, phosphate
Suncor Energy Inc. (4)	66.3	30.9	36.5	Energy
Teck Resources Limited Class B(4)	35.6	10.7	15.4	Copper, steelmaking coal, zinc
Teck Percentile Positioning	50%	29%	43%
(1)	As reported by FactSet as of February 15, 2022.
(2)	As reported by FactSet for the period ended December 31, 2021.
(3)	Figures reported in GB£ have been converted to US$ by FactSet using the December 31, 2021 exchange rate of GB£1.35.
(4)	Figures reported in CAD$ have been converted to US$ by FactSet using the December 31, 2021 exchange rate of Cdn$0.79.

In September 2021, the Compensation Comparator Group was reviewed by the Compensation Committee and no changes were made for 2022. In reviewing the composition of the Compensation Comparator Group, the Committee took into consideration input from Meridian, shareholder feedback, and the desire to maintain a high degree of comparability from year to year.

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Annual Review and Approval Cycle

The Compensation Committee annually reviews our compensation programs, with reference to Compensation Comparator Group practices and advice and benchmarking data provided by Management and Meridian. Management proposes target compensation for NEOs other than that CEO, including pay mix, “at risk” pay, base salaries, and annual and long-term incentive compensation levels, which is reviewed and approved by the Compensation Committee with input from Meridian. The Compensation Committee considers CEO compensation separately taking into consideration CEO performance and the advice it has received from Meridian.

Following year-end, management assesses performance against objectives and presents proposed performance achievement levels and overall compensation results to the Compensation Committee, which reviews and considers whether outcomes are fair and reasonable in light of corporate, business unit and individual executive performance, applies judgment where appropriate, and recommends the final compensation results to the Board for approval.

We consider a variety of factors in setting executive compensation, including performance against objectives, market conditions, shareholder experience, and alignment with our compensation objectives. This includes competitiveness of the compensation program and our ability to attract, motivate and retain talented employees and executives, based on benchmarking data and actual experience during recruitment. Total direct compensation is targeted within a competitive range of the median of the Compensation Comparator Group. Recognizing that market data is inherently imprecise and may not be reflective of the specific roles, responsibilities and experience of Teck’s NEOs, we use judgment to interpret market data and set target compensation levels. Compensation may also be above or below the assessed market median based on an incumbent’s performance, experience, tenure, and internal pay equity.

Our process for setting performance goals and reviewing performance against those goals is illustrated below.

Setting Performance Objectives

The CEO, in consultation with the Board and senior management, is responsible for developing Teck’s overall strategic plan. The CEO then develops an annual business plan and sets out corporate objectives

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consistent with that strategy, which are reviewed and approved by the Board. These objectives include corporate, financial and strategic objectives that form the basis for assessing the CEO’s annual performance.

Our compensation plans are purposefully designed to create a clear connection between NEO compensation and Teck’s financial and operating performance against stretch targets.

Our compensation plans are regularly reviewed and adjusted, when necessary, to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

The CEO meets with the NEOs and other senior executives to discuss the annual corporate objectives. The senior executives, in consultation with the CEO, then set individual performance objectives linked to Teck’s strategy, annual business plan and corporate objectives related to their respective areas of responsibility, which are discussed with the Compensation Committee.

Reviewing performance

In reviewing performance and making compensation recommendations to the Board, the Compensation Committee considers the CEO’s performance with respect to the achievement of corporate objectives, strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the NEOs and other senior executives and the CEO makes recommendations to the Compensation Committee regarding executive’s salary increases, annual incentives, long-term incentives, and total compensation. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

Compensation Components

Teck incorporates a number of different components into its compensation programs, some fixed and some variable, including base salary, annual cash incentive plan, long-term equity incentives, pension, and health and other benefit plans.

The following charts set out the weighting of the direct compensation provided to the CEO and to the remainder of our NEOs in 2021, apart from health, disability, and life insurance benefits, pension and retirement programs, and perquisites. As shown in these charts, the total value is heavily weighted to “at risk” variable compensation (i.e. annual and long-term incentives).

The table on the next page sets out the basic details of our compensation framework in 2021.

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		Component	Description	Link to Corporate Objectives
Fixed	Short-term	Base Salary Time Horizon: 1 year Form: Cash

•    fixed amount meant to reflect longer term demonstrated capabilities of the individual

•    determined by:

•    benchmarking against median of peer group

•    assessment of individual performance and experience

•    scope of the role

• appropriate base salaries enable Teck to attract and retain highly skilled and talented executives • reflect skills, expertise and responsibilities of NEOs
Variable		Annual Incentive Plan Time Horizon: 1 year Form: Cash

Three components:

•    corporate performance (40-50%) based on

•    financial performance against annual plan adjusted by a consistent and symmetrical formula to reflect commodity price and foreign exchange fluctuations

•    performance assessed against key corporate objectives

•    modified by safety performance based on leading and lagging indicators

•    business unit performance (20-30%) based on production, cost, and other qualitative considerations, including sustainability performance measured against objectives set at the beginning of the year for each operating site in key areas such as environment, tailings management, community, water, biodiversity and energy use

•    individual performance (30%) measured against objectives established at the start of the year, which include climate-change related objectives for executives in key roles

•    results may be adjusted by the Board on the recommendation of the Compensation Committee based on a qualitative review considering the quality and sustainability of the financial results the impact of and any extraordinary unforeseen events during the year

•    links compensation to Teck’s financial performance

•    adjustment for changes in commodity prices and foreign exchange rewards management for controlling the controllable

•    safety as a key modifier reinforces our core values

•    sustainability is a key business unit performance metric

•    other metrics reward fundamental business drivers within management's control

•    recognizes individual contributions reflected by achievement of specific personal annual objectives

	Long-term	Performance Share Units Time Frame: just under 3 years Form: Cash

•    50% long-term incentive target value

•    cash settled to avoid dilution

•    vesting is subject to a performance factor multiplier of 0%-200%

•    two performance factor metrics:

•    Teck’s TSR performance relative to the Performance Comparator Group

•    changes in EBITDA relative to changes in a basket of commodities Teck produces;

•    PSUs pay out on vesting based on the market value of the underlying Class B subordinate voting shares

•    executives may choose to receive up to 50% PDSUs, which pay out following the end of employment.

•    rewards industry out-performance

•    measures and rewards outperformance of the commodity prices of our major products and the value that management adds to the business through the EBITDA performance metric

		Stock Options Time Frame: 10 years Form: Equity or Cash	• 50% of long-term incentive target value • vest in thirds on each of the first three anniversaries of the grant • expire after 10 years.	• motivate executives to achieve the longer term goals of Teck; and • link total compensation to shareholder returns over longer periods
Fixed	Indirect Compensation	Pension

•    defined contribution or defined benefit (for certain long-serving executives) plans as available to other employees on substantially the same terms

•    certain NEOs receive supplemental retirement top-ups

• market competitive package assists with attraction, retention and employee wellness • reviewed annually as against Compensation Comparator Group
Benefits

•    extended health, dental, disability, and life insurance coverage

•    benefit credit for financial and estate planning, income tax preparation, education and personal development, safety initiatives, fitness equipment and services, health products and services, green living, or insurance premiums

•    health spending account for medical expenses not otherwise covered

		Perquisites	• car allowance or leased vehicle, club memberships, and an annual health assessment

Note: Based on 2021 compensation program. Changes have been made for years beginning in 2022, as described in further detail below. See below and Schedule B for full details of the compensation components and incentive plans.

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Component: Base Salary

Base salary is determined based on the scope of the individual role, responsibilities, skills and performance of the incumbent. The Compensation Committee annual reviews the base salaries of the NEOs as against the similar roles within the Compensation Comparator Group to ensure that they remain competitive, targeting the market median.

Component: Annual Incentive Program

Our annual incentive program is focused on short-term operational performance and risk mitigation, including financial, safety and sustainability metrics. Target annual incentives are a percentage of base salary and annual incentive awards are based on assessment against objectives measuring performance at the corporate, business unit and individual level. We include safety and sustainability as key metrics of our evaluation of corporate and business unit performance in order to embed these core values in Teck’s culture and pay philosophy.

Notes:

(1)	The corporate performance rating is based on performance against Teck’s annual budget, adjusted to account for changes in commodity prices and foreign exchange rates as described below and an assessment of other performance factors that are designed to be stretch targets but are commercially sensitive so they are not disclosed.
(2)	Safety performance is based on leading and lagging indicators and is applied as a multiplier of the corporate performance ranking, being +/-10% for functional groups and +/-20% for operations.
(3)	Business unit performance is based on performance against production and cost targets and sustainability performance.

Corporate Component

We use adjusted performance relative to our budget as a key measure of financial performance, by measuring actual results at year-end in comparison to our budget for production and sale. We do not disclose these targets as they are commercially sensitive, but the target level of performance is calibrated based on the approved budget for the year and incorporates a reasonable level of stretch. Actual results are adjusted on a rigorous, symmetrical and consistent basis, to account for the impact of changes in commodity prices and changes in USD/CAD exchange rates. This adjustment provides an incentive for consistently strong operational performance, eliminates commodity price based headwinds and tailwinds, and results in long-term shareholder value creation by:

•	providing a more balanced measurement of operational performance through the commodity cycle
•	incentivizing management to control the controllable
•	ensuring that targets can be set on a challenging basis to drive business performance, rather than with built in commodity price conservatism, and
•	avoiding windfall payments due to changes in market conditions

In measuring Teck’s annual performance, consideration is also given to progress on key milestones within Teck's development initiatives that may not immediately contribute to financial performance but require ongoing skillful work by our executives to ensure long-term success. Results may be adjusted by the Board on the recommendation of the Compensation Committee based on a qualitative review considering the quality and sustainability of the financial results and the impact of any extraordinary unforeseen events during the year.

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The health and safety modifier is applied to the overall adjusted corporate rating within a range of 90% to 110% for functional groups and 80% to 120% for operations. Consistent with best practices, we use both leading and lagging indicators to measure our safety performance relative to targets set at the beginning of the year based on key health and safety strategic objectives. Discretion may be used to adjust the overall annual incentive awards downward to reflect safety outcomes. In the event of a fatality, an additional negative adjustment may be recommended based on the outcomes of the relevant investigation, as was the case this year.

Business Unit Component

Business unit performance metrics for operations provide line-of-sight for our site employees on production, cost and sustainability, which are key drivers of our business. Functional groups, such as finance, human resources and legal, are evaluated based on performance against objectives related to their support functions. Sustainability performance is measured against lagging and leading indicators established for each operation at the beginning of the year. Objectives are focused on the implementation of our sustainability strategy and other sustainable practices in the specific areas of the environment, energy and climate change, tailings management, community and Indigenous relations, water management, and biodiversity.

A leading indicator is an input, or something done in advance, to improve sustainability or health and safety culture and performance, such as implementation of a relevant training program. A lagging indicator is a measurable health and safety performance outcome, such as the frequency of spills, non-compliances, or high-potential safety incidents.

Sustainability performance by operation or site in 2021 was measured according to the following metrics:

	Environment	Weight	Community	Weight
Leading Indicators	Thoroughness and rigor of practice in managing one significant, site-specific environmental risk, evaluated against criteria in a pre-defined ‘scorecard’.	25%	Thoroughness and rigor of practice in managing one significant, site-specific community or social risk, evaluated against criteria in a pre-defined ‘scorecard’.	25%
Lagging Indicators	Environmental performance in the year, (e.g. spills or non-compliances), including thoroughness and timeliness of reporting practices.	25%	Community and social performance in the year, (e.g. community incidents, disputes, grievances, or general feedback), including thoroughness and timeliness of reporting practices.	25%

Based on performance against the leading and lagging indicators, a sustainability rating is assigned to each site, which makes up one-third of the site performance component. Overall, Teck’s weighted average sustainability performance counts for 6% of the CEO’s annual incentive calculation and 5% for the other NEOs’ total annual incentives. As noted above, the sustainability incentive performance metric has been revised beginning in 2022.

Individual Component

At the end of the year, the CEO meets with each of the NEOs to complete a formal review of achievements against their stated objectives and to share performance feedback. The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including their individual objectives, and provides a recommended individual performance rating for the individual component of the annual incentive plan to the Compensation Committee. The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.

Overall Annual Incentive Rating

The overall annual incentive ratings determined for NEOs reflect an assessment of short-term performance that is within management’s control. Payouts under the annual incentive program can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component. Weightings and performance measures for each

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component of the annual incentive program, as well as target bonuses for the NEOs, are set out in the following table.

		Corporate		Business Unit		Personal
	Target Bonus (% of Salary)	Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
CEO	140%	50%	Adjusted Performance against Budget with Safety modifier	20%	Weighted performance of all sites (8%) and certain key functional area objectives (6%) and sustainability (6%)	30%	Individual performance objectives
COO	100%	40%	Adjusted Performance against Budget with Safety modifier	30%	Weighted performance of all sites (8.5%) and certain key functional area objectives (13.5%) and sustainability (8%)	30%	Individual performance objectives
CFO and SVP Legal	80%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional area objectives (15%) and sustainability (5%)	30%	Individual performance objectives
SVP Coal	75%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional area objectives (15%) and sustainability (5%)	30%	Individual performance objectives

In addition to the measures described above, the Compensation Committee reviews a broad set of objectives developed by the CEO with input from the business units, to understand the quality and sustainability of the financial results, to assess documented results and cost of management initiatives, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain events outside of the control of management (such as natural disasters or force majeure declarations by third parties). A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration of relative performance between the business units. Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g. an operations executive has a higher weighting on business unit performance compared to a corporate executive).

Component: Long-Term Incentive Program

Our long-term incentive program for NEOs is 100% at risk and is comprised of:

•	50% stock options, which only have value to the extent that the price of the Class B subordinate voting shares increases after the date of grant, and
•	50% PSUs and/or PDSUs, which are contingent on the achievement of specific performance measures

Detailed descriptions of our equity incentive plans can be found on Schedule B. Long-term incentive awards are designed to foster and promote Teck’s long-term financial success by:

•	strengthening Teck’s ability to attract and retain highly competent executives
•	motivating and rewarding performance
•	promoting greater alignment of interests of executives and shareholders, and
•	enabling management to participate in Teck’s long-term growth and financial success

Long-term incentives are targeted to represent, on average, 63% of the CEO’s and 57% of the other NEOs’ total direct compensation and as a result, a significant portion of their compensation is aligned with shareholder interests. The CEO provides recommendations to the Compensation Committee regarding

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long-term incentive grants to the NEOs and executives other than himself, based on the overall objective of targeting total direct compensation within a competitive range near the market median.

Stock Options

Stock options have a ten-year term, vest in three tranches on the first, second and third anniversaries of grant and have an exercise price equal to the closing price of the Class B subordinate voting shares on the TSX on the date prior to the grant. Grant date fair value of stock options is determined using the Black-Scholes method. We base the number of stock options granted on a target dollar value and the share price on the day prior to the grant date.

Performance Share Units and Performance Deferred Share Units

NEOs are eligible to receive only PSUs and PDSUs and do not receive time-vesting only RSUs or DSUs. Both PSUs and PDSUs vest after a performance period of just under three years, with PSUs paying out on the vesting date while PDSUs must be held until the executive retires from Teck. Executives may take up to 50% of their performance unit grant as PDSUs in any given year. We base the number of performance share units granted on a target dollar value and the VWAP of the Class B subordinate voting shares on the TSX for the 20-day period prior to the grant date.

For PSU and PDSU grants from 2017-2021, the number of PSUs or PDSUs that vest at the end of a three-year performance period ranges from 0% to 200% of the number of units originally granted, depending on Teck’s results relative to two equally weighted performance metrics over the vesting period:

•	relative TSR performance compared to the Performance Comparator Group
•	changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business

The weighting of commodities in this synthetic index for units vesting in 2021 was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the payout date. EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Ratings under this second metric range from 0 to 200% as aligned in the table below.

Change in EBITDA / Change in Commodity Price Index	Payout Ratios
<0.75	0%
0.75-1.25	Payouts on a linear basis, with a 100% payout for mid-point performance
1.25 or more	200%

Analysis of 2021 Compensation Results

Results: Base Salary

For 2021, base salary accounted for 14% CEO’S and an average of 22% of the other NEOs’ total direct compensation. Following a comprehensive market-based review and advice from Meridian, the Board approved average salary increases averaging approximately 2.8% for the NEOs, effective April 1, 2021 in order to bring salaries into line with the median of compensation comparator group.

Results: Annual Incentive Program

Strong performance rankings in our annual incentive program, particularly in the corporate and business unit components, recognize Teck’s strong operational performance across the organization, which resulted in the achievement of record financial performance for the year, despite the impacts of flood and wildfire events that disrupted our logistics chains in the second half of the year and the ongoing impacts of the pandemic. They also reflect Teck’s record safety and industry-leading sustainability performance in

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2021. Teck’s relative performance against peers is reflected in the outcomes of our long term incentive program, discussed below.

Corporate Performance

Consistent with the terms of our annual incentive plan, taking into account adjusted performance against budget (adjusted for commodity prices and foreign exchange rates on a rigorous formula basis consistent with past practice and performance against objectives) and qualitative assessment of management’s progress against Teck’s corporate objectives, the corporate rating for 2021 was 130%. Taking into account only adjusted performance against budget, actual performance was marked down to reflect that realized commodity prices for our commodities, particularly copper, steelmaking coal and zinc, were substantially higher than those assumed in our business plan. Our adjusted financial performance against budget for 2021 was 92% of target.

In arriving at the overall corporate rating of 130%, the Committee considered the following factors, weighted in terms of their relative significance:

•	record health and safety performance, including ongoing management of risks related to COVID-19 and focusing on elimination of serious injuries, fatalities and occupational disease through our high potential risk control strategy, critical control verification, and building a positive safety culture (note the adjustment for the fatality at our Red Dog operations, addressed with separately below)
•	fiscal management and adherence to our capital allocation framework, prioritizing capital expenditures and maintaining a strong balance sheet, ending the year with no balance on our revolving credit facility and maintaining investment grade credit ratings
•	progress on key projects, including advancement of the QB2 Project to almost 75% completion at year-end and completion and ramp-up of the Neptune Bulk Terminals upgrade
•	operational performance, including meeting production and cost guidance and improvements in environmental performance, maintenance systems, supply management, and operational agility
•	progress on our RACE21™ innovation and technology strategy
•	progress against our integrated sustainability strategy and long-term goals, including related to climate change targets, relationships with communities and Indigenous peoples, and responsible sourcing initiatives and expanding our climate strategy as announced in early 2022
•	success in talent development, including executive recruitment, development and retention programs
•	management’s response to the extraordinary flood and wildfire events that severely disrupted logistics chains in British Columbia in the second half of 2021

In considering these factors, the Committee put particular emphasis on the role of management in creatively progressing the QB2 Project despite pandemic-related pressures, and in managing the impacts of floods and wildfires in British Columbia, which had the potential to dramatically curtail steelmaking coal sales if not for management’s response.

The safety modifier score for functional groups was 106% and for operations was 107%, which was based on the lagging indicators reflected in the record safety performance against the goals discussed above and continued application of leading indicators such as pandemic-related protocols. The result was an overall company performance rating of 138% for functional groups and 139% for operations.

The 2021 safety objectives were:

•	reduction in high potential incident (“HPI”) rate, including 10% reduction in vehicle-related incidents, and reduction in lost-time disabling injury frequency (“LTDIF”) by 10%;
•	operations completing four work team risk assessments and six effectiveness reviews;
•	completing 90% of high-potential risk control (“HPRC”) and HPI investigations on time;
•	critical control verifications completed to schedule;
•	90% of all new hires complete Introduction to Courageous Safety Leadership training;

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•	sites implementing actions from 2019 Safety Culture Survey action plan;
•	operations achieving >90% completion for Exposure Reduction Plans;
•	progressing and documenting an occupational medical assessment program.

With the ongoing COVID-19 pandemic, Teck continued to employ and monitor a significant number of protocols and controls to enable the continued safe production and operation of Teck’s business. In addition to this significant effort, Teck achieved record safety performance in 2021, improving on the record performance achieved in 2020, including reduction in the HPI rate by 38% and the LTDIF rate by 11%.

Unfortunately, overshadowing our 2021 safety performance was the occurrence of a fatality at our Red Dog operations in January 2021. In response, the Compensation Committee approved a reduction in the overall annual incentive amount of 5% for each executive and 2.5% for each other employee, to reinforce the link between compensation and safety and to recognize that safety is everybody’s responsibility.

The Safety & Sustainability Committee reviewed and recommended the safety and sustainability related performance ratings to the Compensation Committee. The Compensation Committee endorsed and the Board approved the recommended performance ratings.

Business Unit Performance

The business unit ratings for the NEOs are based on the performance of their operations/functional groups, adjusted to reflect a holistic assessment of each business unit’s performance in the year and the factors that management could be expected to control, and the weighted average sustainability performance of all operations. The NEOs’ 2020 business unit ratings are as follows:

	Business Unit Description	Rating
CEO	Weighted average performance of all operations, based on production, cost, sustainability, and performance of functional groups such as QB2, Projects, and Technology & Innovation	121%
COO	Weighted average performance of all operations, based on production, cost, sustainability and performance of functional groups such as QB2, Projects, Technology & Innovation, Digital Systems, and Energy	121%
CFO	Finance Group	127%
SVP Legal	Legal Group	120%
SVP Coal	Steelmaking Coal Business Unit	122%

For the sustainability metrics, areas of focus for our operations in 2021 included:

•	reduction of environmental impacts in water and groundwater, including improved water quality and discharge management;
•	reduction of community impacts, including related to air quality, fugitive dust management, reduction of community impacts, including related to air quality, fugitive dust management, blasting, and lead impacts; and
•	increase in land access to the public.

Individual Performance

For 2021, the Compensation Committee determined that the NEOs had met their respective individual objectives. A three-year look back on CEO and average NEO performance ratings is set out below reflecting alignment with Teck’s performance overall in that period.

Year	CEO Rating	Average NEO Rating
2021	135%	129%
2020	130%	119%
2019	90%	99%

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The following summarizes the individual performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

NEO	Individual Performance Achievements in Relation to Objectives
D.R. Lindsay CEO

•   delivered strong operational and fiscal performance in the face of challenges resulting from the second year of COVID-19 and the impacts of extreme and unprecedented weather events;

•   completed the Neptune project, providing optionality and reliability for market access;

•   led progress on integrating Teck’s sustainability strategy with business processes, including adoption of a carbon pricing standard;

•   led significant work on key initiatives related to environment, social and governance matters and climate change and ensured that Teck continued to achieve industry leading ESG rankings;

•   advanced the QB2 Project, despite the massive impact of COVID-19 in Chile, while maintaining a stellar safety and sustainability record;

•   advanced the framework for technology and innovation, with deployment of cutting-edge and industry-leading initiatives in mining, processing, logistics, and health and safety; and

•   led the development of Teck’s Purpose and refreshed Values, which was a significant milestone for the engagement of our workforce and the attraction of new employees.

H.M. Conger COO

•   exhibited strong health and safety leadership and performance throughout the year;

•   reorganized executive leadership direct reports to support key objectives, including Shehzad Bharmal as SVP Base Metals and Amparo Cornejo as VP Corporate Affairs and Sustainability, South America, and created a central maintenance VP role;

•   advanced QB2 construction to 75% overall completion;

•   despite COVID-19 related absenteeism and attendant disruptions, wildfires and flooding in British Columbia, the operating team delivered record financial results; and

•   implemented haulage truck rebuild program with the goal of reducing haulage sustaining capital by $540 million over the next 10 years.

J.H. Price CFO

•   maintained strong and constructive relationships with Teck’s investors, lenders, financial advisors, auditor and the credit ratings agencies through frequent and transparent engagement;

•   continuously supported all of Teck’s business units and functional groups with accounting, assurance, treasury, tax, and investor relations advice and support as required;

•   developed and deployed an enterprise-wide capital planning and prioritization process to ensure resource allocation for key business priorities and to maximize returns;

•   further improved value capture reporting and planning for our RACE21 transformation program, including greater integration with core business planning and performance practices;

•   introduced an industry-first sustainability-linked loan framework to the renewal of our primary corporate credit facility, demonstrating our commitment to Teck’s Purpose;

•   led significant transformation of the finance team with increased focus on analytics and business partnering, to better support performance management and decision making;

•   established a Financial Risk Management Committee, with responsibility for reviewing Teck’s financial risk exposure, providing guidance to evaluate it, and approving actions to manage it;

•   enhanced Teck’s control environment, through further optimization of processes, procedures, and accountabilities to safeguard Teck’s assets and comply with regulatory requirements; and

•   progressed talent management and succession planning within the finance group, with a focus on inclusion and diversity, including a number of new hires and increased rotation of team members.

P.C. Rozee SVP Legal

•   effectively managed the provision of timely and cost effective legal advice and services to the business as a whole;

•   provided strategic guidance on key commercial and transactional matters;

•   assessed and provided guidance on strategic initiatives;

•   managed disclosure processes and provided input on key disclosure issues;

•   oversaw compliance programs and processes and the resolution of compliance issues;

•   advanced key litigation matters;

•   provided policy, governance, and risk oversight support to the Board; and

•   proactively managed Legal Department succession and staffing issues.

R.B. Sheremeta, SVP Coal

•   led the coal business unit to its strongest health and safety performance on record while continuing to manage through multiple waves of COVID-19.

•   established the world’s largest full scale saturated rock fill water treatment facility and successfully increased the combined water treatment capacity in the Elk Valley to 47.5 million litres per day;

•   produced 94% of the annual steelmaking coal production target, despite ongoing impacts of COVID-19, wildfires, flooding and extreme cold weather on the operations and logistics chain during the year, resulting in a record $3.8 billion EBITDA contribution from the coal business unit;

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NEO	Individual Performance Achievements in Relation to Objectives
R.B. Sheremeta, SVP Coal

•   sustained record high mine operations productivity despite weather challenges, high absenteeism, and tight labour market;

•   developed executive leadership overseeing Sustainable Development and Planning and Innovation in the coal business unit and continued to lead an exceptional team of General Managers; and

•   established capacity and leadership on the Fording River Extension project and realized significant progress through 2021.

Results: CEO Annual Incentive Bonus

Based on the ratings set out above, the annual incentive award made to the CEO for 2020 was calculated as follows. The same formula is used to calculate the annual incentive bonus for other NEOs.

Weighting x Performance Rating
Salary	X	Target Bonus	X	Corporate Performance	+	Business Unit Performance	+	Individual Performance	=	Total Bonus(1) (as % of salary)
$1,733,850		140%		50% X 138% = 69%		20% X 121% = 24.2%		30% X 135% = 40.5%		$3,083,100 (178%)
(1)	Calculated annual incentive amount of $3,245,400 was reduced by 5% to $3,083,100 as a result of the adjustment for the fatality at Teck’s Red Dog operations in January 2021.

The CEO’s total 2021 annual incentive was higher than the target of 140% of base salary at 178% of base salary and represents an increase of 3 percentage points from 2020, when he received an annual incentive equal to 175% of his base salary. In assessing the CEO’s individual performance rating, the Compensation Committee considered his strong performance in 2021 leading Teck to achieve record financial and safety performance despite the impacts of extreme weather events in the second half of the year on our logistics in British Columbia and the ongoing challenges related to the COVID-19 pandemic, particularly at Teck’s operations and construction projects.

Results: Long-Term Incentive Program

Long-term incentives represented approximately 63% of CEO and an average of 57% of the other NEO’s direct compensation mix in 2021. The total number of stock options and performance share units granted in 2021 relative to 2020 was significantly lower due to the higher underlying share price and the associated increase in fair value of a stock option and performance share unit.

Performance Share Units and Performance Deferred Share Units Results

The performance factor outcomes for the PSUs and PDSUs granted in 2019 were as follows:

•	TSR metric: Teck was 11th of the 13 Performance Comparator Peers = 25%
•	EBITDA metric ratio: 0.549= 20%

ä Value of the basket of commodities increased by ~39%

å Teck’s rolling four-quarter EBITDA declined by ~24%

•	Overall performance factor: 22.5% (77.5% of granted PSUs/PDSUs were forfeited)

Teck’s relative TSR performance is strongly influenced by changes in commodity prices, and while the prices for our commodities increased this year, those prices had a similar effect in driving the peer company share prices higher. A three-year lookback on the performance factor results is below.

Year	Performance Factor	Realized Value as a % of Grant Date Target Value
2021	22.5%	25%
2020	10%	6%
2019	90%	72%

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Summary of Total Compensation for NEOs

The following table sets out total compensation for three most recently completed financial years for Teck’s NEOs.

Name and Principal Position	Year	Salary ($)	Share-Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans(3) ($)	Pension Value(4) ($)	All Other Compensation(5)(6) ($)	Total Compensation ($)
D.R. Lindsay CEO(7)	2021 2020 2019	1,733,850 1,677,150 1,644,300	3,752,500 3,499,000 2,575,500	3,752,300 3,500,000 2,567,100	3,083,100 2,941,200 1,841,300	892,000 651,000 539,000	- - -	13,213,750 12,268,350 9,167,200
H.M. Conger COO(8)	2021 2020 2019	861,250 247,917 -	1,744,500 1,612,800 -	1,748,600 2,230,400 -	1,072,300 393,900 -	111,962 36,833 -	- - -	5,538,612 4,521,850 -
J.H. Price CFO(8)	2021 2020 2019	746,875 181,250 -	878,500 915,200 -	877,400 1,018,100 -	769,900 191,600 -	- - -	89,625 21,750 -	3,362,300 2,327,900 -
P.C. Rozee SVP Legal	2021 2020 2019	731,000 715,500 701,250	803,200 778,500 774,700	802,700 776,700 774,600	717,500 765,500 578,200	231,000 191,000 180,000	- - -	3,285,400 3,227,200 3,008,750
R.B. Sheremeta SVP Coal	2021 2020 2019	695,750 672,250 627,500	753,000 727,200 648,800	752,900 724,000 653,200	658,600 700,000 401,600	669,000 670,000 1,098,000	- - -	3,529,250 3,493,450 3,429,100
(1)	Represents grant-date value of share-based and option based awards. Actual compensation realized on these awards is variable. Share units in the form of PSUs or PDSUs are granted on an annual basis. See Schedule B for plan details. The fair value for option-based awards is consistent with the accounting fair value under IFRS, being the closing price of the Class B subordinate voting shares on the day prior to the applicable grant date. The fair values for the 2019 and 2021 grants are $30.3771 and $25.1009, respectively. For 2020, the fair value for option-based awards granted to Mr. Conger was $17.92, to Mr. Price was $16.36 and to the other NEOs was $14.06. Share-based awards are valued based on the 20 day VWAP of Class B subordinate voting shares as of the grant date. The fair values for 2019 and 2021 were $28.60 and 29.01. For 2020, the fair value for share-based awards granted to Mr. Conger was $15.7346, to Mr. Price was $17.9443 and to the other NEOs was $17.1116.
(2)	For compensation purposes, the fair value of options on the grant date is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis. This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:
	Compensation Fair Value			Accounting Fair Value
	2021	2020	2019	2021	2020	2019
Grant Date Fair Value (% of grant price)	42.9%	34.1%	46.3%	37.3%	33.0%	37.0%
Share Price Volatility	50.0%	38.0%	50.0%	40.0%	41.0%	41.0%
Dividend Yield	1.20%	1.30%	0.9%	0.69%	2.13%	1.1%
Expected Life	6.5 yrs.	6.5 yrs.	6.5 yrs.	6.3 years	6.1 yrs.	5.9 yrs.
Risk-Free Rate	0.5%	1.30%	1.8%	0.75%	1.19%	1.81%
Option Value	$12.45	$4.79	$13.24	10.83	$4.76	$10.73
(3)	The annual incentive plan amounts are applicable to the year indicated but are paid in March of the following year.
(4)	See Pensions section on page 67 for details.
(5)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(6)	Mr. Price received this amount in lieu of pension contributions.
(7)	In 2019, during a period of corporate cost reduction initiatives, Mr. Lindsay volunteered to reduce his compensation, which is reflected in the lower amount of share-based and option-based awards made in that year. Those levels were restored in February 2020 prior to the onset of the COVID-19 pandemic. The results of our annual benchmarking review of CEO compensation showed that our CEO compensation was lagging the market median on total target direct compensation. The increase in Mr. Lindsay’s total compensation from 2020 to 2021 was mainly the result of the Compensation Committee’s decision to increase Mr. Lindsay’s annual incentive target by 10% to 140% and long-term incentive target by $500,000 to $7,500,000 to ensure market competitiveness in CEO pay based on the annual peer benchmarking review.
(8)	Mr. Conger and Mr. Price commenced employment during the second half of 2020.

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Analysis of Realizable Pay

Alignment of Long-term Incentives with Share Performance

Teck bases a significant portion of its compensation on long-term incentives, to align management’s compensation with shareholder experience. The Compensation Committee recognizes the need to regularly assess the actual results of its long term incentive plans to evaluate the alignment between pay and performance, especially when commodity prices vary significantly.

The summary compensation table above sets out in accordance with relevant regulatory requirements the grant date fair value of long term incentives in the form of share-based and option-based awards to NEOs, based on the closing price of Class B subordinate voting shares as at the grant date of the relevant awards. The Compensation Committee recognizes that these grant date fair value estimates do not reflect the actual compensation received by the NEOs when these awards are ultimately realized, which may be significantly higher or lower than the grant date fair value.

Our Class B subordinate voting shares have underperformed the majority of the peer companies since 2017. Part of this underperformance can be attributed to our commodity mix. A number of the peer companies are substantial iron ore producers. Our large steelmaking coal business has weighed on our share price during periods where steelmaking coal prices have been lower and investor sentiment towards coal producers has deteriorated.

The current realizable value of the stock option awards issued to NEOs is currently substantial due to the recent increase in the market price of the Class B subordinate shares. The realizable value of performance share units that have paid out in the last three years has been closer to or substantially below their grant date fair value, as noted above. In a volatile cyclical industry such as the metals and mining industry, occasional large payouts under long-term incentive plans are to be expected. The Compensation Committee takes this into account in assessing the reasonableness of its grant process. As illustrated in the chart on page 65, there is strong alignment between the CEO’s realized total direct compensation and TSR over consecutive periods from the grant date to vesting.

The following table provides a look-back at the annual total direct compensation payable to the CEO from 2017 to 2021 and the change in value of such compensation as at December 31, 2021 related to the equity-based portion of the compensation, based on the value of the Class B subordinate voting shares as at the grant date for grants that have not yet vested.

Year	Base Salary and Bonus ($)	Long-Term Incentive Compensation Grant Date Fair Value ($) (Value as of Dec 31, 2021 ($)(1))	Pension and Other Compensation ($)	Total Target Compensation ($)(2)
2017	3,937,275	5,947,800 (5,699,370)	776,000	10,661,075
2018	4,073,800	5,941,000 (3,092,645)	695,000	10,709,800
2019	3,485,600	5,142,600 (4,255,060)	539,000	9,167,200
2020	4,618,350	6,999,000 (23,780,000)	651,000	12,268,350
2021	4,816,950	7,504,800 (7,683,400)	892,000	13,213,750
(1)	Values are calculated as the in-the-money value of options and the notional value of share units, assuming full vesting in each case, based on the closing price for Class B subordinate voting shares on the TSX as at December 31, 2021 of $36.43. For share units that have been paid out, actual payout values have been used. The value of unvested PSUs and PDSUs has been calculated assuming a performance factor of 100%, however the actual payout amount of these awards will not be known until the applicable payout dates. See Schedule B for details of our share unit plans.
(2)	Includes actual base salary and annual incentive, pension, other compensation, and grant date fair value of long term incentive compensation.

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Review of Realizable Pay and Corporate Performance of the CEO

The Compensation Committee assesses realizable pay in relation to various measures of corporate performance as a further check on alignment of pay outcomes with shareholder returns.

The graph below illustrates the relationship between realizable total direct compensation for the CEO and a composite of performance measures (TSR, Return On Capital Employed and earnings per share growth) for each of Teck and the companies in the Compensation Comparator Group based on compensation between 2018-2020 and share price as at December 31, 2020.

(1)	Realizable total direct compensation of chief executive officers for purposes of this graph represents base salary plus actual annual incentive plus the estimated value of long-term incentives granted from 2018 to 2020, which is the latest period for which Compensation Comparator Group pay data is generally available, and share prices as of December 31, 2020. Mercer has advised that certain assumptions have been consistently applied to the estimates for both Teck and the companies in the Compensation Comparator Group, including:
(a)	the entire in-the-money value as at December 31, 2020 of all LTI grants awarded from 2018 to 2020 have been included, without regard to vesting schedules;
(b)	multipliers for performance-based grants were evaluated based on performance from the beginning of the relevant performance period to December 31, 2020, provided that where disclosed, actual performance multipliers for Compensation Comparator Group companies were used; and
(c)	dividends are assumed to be reinvested at relevant dividend payment dates.

Realizable total direct compensation for Teck’s CEO is positioned inside the “zone of alignment”, with positioning on the performance composite at the 26th percentile and realizable total direct compensation at the 29th percentile. After taking account of these assumptions and certain limitations in the public disclosure of the Compensation Comparator Group companies, the Compensation Committee believes that this analysis demonstrates strong alignment of actual pay outcomes with corporate performance on the selected metrics over the period indicated.

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Performance Graph

The following graph illustrates Teck’s five-year cumulative TSR (to December 31, 2021, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2016 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index and the S&P TSX Global Mining Index during the same period. As the S&P TSX Global Mining Index reflects the performance of 75 global mining companies, it serves as a broad sector specific benchmark against which to compare Teck's share price performance.

As set out above, grant date value of executive compensation was flat from 2017 to 2018, before decreasing in 2019, when the CEO volunteered to reduce his long term incentive grants during a period of corporate cost reduction measures. Compensation increased in 2020 due to a restoration of the CEO’s long term incentive grants to previous levels that was approved in February 2020, prior to the onset of the pandemic, and due to the Compensation Committee’s recognition of the efforts of management to safely and successfully continue to operate Teck’s business in unprecedented conditions. Compensation increased again slightly in 2021 due to strong safety, financial and operational performance. While the annual incentive component of the compensation program is intended to drive management behaviour by recognizing performance in relation to financial and operational performance objectives that are within management’s control, which may not always align with share price movement, the realized value from long-term incentive awards is directly affected by Teck's share price performance over the period.

The aggregate cost of NEO compensation in 2021 was equal to 0.21% of Teck’s 2021 revenue.

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Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at December 31, 2021.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
D. R. Lindsay CEO(3)	187,500 247,000 372,000 703,000 1,069,000 263,000 189,500 194,500 730,000 301,500	39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60 14.06 29.01	Mar. 4, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029 Feb. 25, 2030 Feb. 22, 2031	0 775,580 3,786,960 12,147,840 33,235,210 2,274,950 0 1,522,935 16,330,100 2,237,130	359,093	13,081,758	35,998,742
H.M. Conger COO	365,000 140,500	17.92 29.01	Sep. 1, 2030 Feb. 22, 2031	6,756,150 1,042,510	173,685	6,327,345	-
J.H. Price CFO	182,500 70,500	16.36 29.01	Oct. 29, 2030 Feb. 22, 2031	3,662,775 523,110	86,693	3,158,226	-
P. C. Rozee SVP Legal	45,000 64,000 97,000 184,000 280,000 69,000 49,500 58,500 162,000 64,500	39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60 14.06 29.01	Mar. 4, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029 Feb. 25, 2030 Feb. 22, 2031	0 200,960 987,460 3,179,520 8,705,200 596,850 0 458,055 3,623,940 478,590	79,793	2,863,981	8,724,256
R.B. Sheremeta SVP Coal	10,500 30,000 44,000 84,000 128,000 44,000 42,000 30,250 49,000 151,000 60,500	39.30 33.29 26.25 19.15 5.34 15.36 27.78 37.81 28.60 14.06 29.01	Mar. 4, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 4, 2026 May 2, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029 Feb. 25, 2030 Feb. 22, 2031	0 94,200 447,920 1,451,520 3,979,520 927,080 363,300 0 383,670 3,377,870 448,910	73,540	2,679,062	1,369,367
(1)	Value at December 31, 2021 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2021 ($36.43) and the exercise price of the options. This column includes the value of vested and unvested options.
(2)	Market or Payout Value calculated by multiplying the number of share units held at December 31, 2021 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2021 ($36.43). Payout Value of PSUs and PDSUs has been calculated assuming a performance factor of 100% except for PDSUs that have already vested. The actual payout amount for PSUs and PDSUs is determined as set out in Schedule B and will not be known until the applicable payout dates.
(3)	In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive awards, respectively, in the form of DSUs. These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive awards for 2014 and 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of his long term equity compensation package.

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Incentive Plan Awards – Value Vested, Earned or Realized During the Year

The following table shows the number and value of the incentive plan awards which vested or were earned for each NEO in the fiscal year ending December 31, 2021.

	Value Vested During The Year ($)(1)
	DSUs(2)(3))	PSUs(3)	PDSUs(3)
Name	Total Share-Based Awards			Options(4)	Total	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
D.R. Lindsay CEO	242,806	668,233	-	3,309,329	4,220,367	3,083,100
H.M. Conger COO	-	-	-	1,932,056	1,932,056	1,072,300
J.H. Price CFO	-	-	-	1,105,944	1,105,944	769,900
P.C. Rozee SVP Legal	56,539	161,314	44,226	734,400	996,479	717,500
R.B. Sheremeta SVP Coal	8,561	84,989	90,966	684,529	869,044	658,600
(1)	Includes share units credited as dividend equivalents.
(2)	DSUs and RSUs are no longer granted to senior executives. All RSUs and DSUs previously granted to the NEOs vested prior to 2019 and, in the case of RSUs, have been paid out. Additional amounts reflect dividend units issued on previously vested awards.
(3)	The amount is calculated by multiplying the number of share units vested in the year by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2020 ($36.43) for DSU and PDSUs and the actual payout value for PSUs ($34.242). The actual payout value for DSUs and PDSUs is based on the fair market value of the Class B subordinate voting shares on the redemption date and will not be known until that time.
(4)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

Stock Option Exercises

There were no options exercised by NEOs during the years ended December 31, 2020 and 2021.

Pensions

Defined Benefit Plans

Mr. Lindsay is accruing benefits under Teck’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “DB Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement. His total annual retirement benefit is equal to 2.5% of his highest average annual earnings in a 36-consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Having reached the age of 55, Mr. Lindsay may retire at any time. The pension is payable in the form of a joint and two-thirds survivor pension.

Mr. Rozee is accruing benefits under the DB Plan and under a supplemental pension arrangement. His total annual retirement benefit is equal to 2.0% of his highest average annual earnings in a 36 consecutive month period, multiplied by years of service. Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60. Having reached the age of 55, Mr. Rozee may retire at any time. The pension is payable in the form of a joint and 60% survivor pension with a five-year guarantee. Teck will provide Mr. Rozee with post-retirement benefits including life insurance for up to the earlier of five years after retirement or age 70, and medical, extended health and dental coverage.

Mr. Sheremeta is accruing benefits under the Pension Plan for Administrative Employees of Teck Coal Limited and under a supplemental pension arrangement. His total annual retirement benefit is equal to 1.2% of his highest average annual earnings in a 36 consecutive month period up to the average year’s maximum pensionable earnings (“YMPE”) plus 1.7% of the his highest average annual earnings in a 36 consecutive month period in excess of the average YMPE, multiplied by years of service. Earnings

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include base pay and short term incentive award. The normal retirement age for payment of the accrued pension is age 65. Having reached the age of 55, Mr. Sheremeta may retire at any time. The pension is payable in the form of a joint and 60% survivor pension. Teck will provide Mr. Sheremeta with post-retirement benefits, including life insurance for up to the earlier of five years after retirement or age 70, and medical, extended health and dental coverage.

The following table provides relevant information with respect to the pension entitlements of Messrs. Lindsay, Rozee and Sheremeta as of December 31, 2021.

		Annual Benefits Payable
Name	Number of Years Credited Service	Accrued At End of Year	At Age 65	Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non- Compensatory Change	Closing Present Value of Defined Benefit Obligation
D.R. Lindsay	17	716,200	793,400	13,731,000	892,000	(1,048,000)	13,575,000
P.C. Rozee	20.75	297,100	346,000	5,747,000	231,000	(461,000)	5,517,000
R. Sheremeta	28.93	561,300	677,400	11,270,000	669,000	(502,000)	11,254,800

The annual benefits payable are based on highest annual average earnings at December 31, 2021. The actuarial valuation method and the significant assumptions that Teck applied in quantifying the accrued obligation at the end of the year are described in the footnotes to Teck’s audited consolidated annual financial statements for the year ended December 31, 2020. The amounts in the “Compensatory Change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation. The amounts shown in the “Non-Compensatory Change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

Defined Contribution Plans

Mr. Conger is a participant in the defined contribution plan of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Plan”), which is a registered pension plan under the Income Tax Act. Mr. Conger also participates in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). Entitlements under the DC Plan vest on the date the NEO joins the DC Plan, while entitlements under the DC Supplementary Plan only vest 100% upon completion of five years as a member of the DC Supplementary Plan member.

In 2020, Teck contributed $27,230 for each NEO to the DC Plan, which is the maximum allowable under the Income Tax Act. The DC Supplementary Plan provides for notional contributions of 13% of base salary minus contributions remitted to the registered pension plans. Contributions to the DC Plan are invested in accordance with the individual participant’s election from the investment options offered to all plan members.

On retirement, the NEO is entitled to the distribution of the accumulated value of contributions under the DC Plan, as a lump sum, and the accumulated value of notional contributions under the DC Supplementary Plan, as a series of 120 equal monthly payments.

The amounts reported in the table below show the aggregate account balances for the two DC plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End(1)
H.M. Conger	37,720	11,962	156,645
(1)	Includes non-compensatory changes including interest.

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The amounts in the “Compensatory” column include the employer contributions to the DC Plan and notional contributions to the participant’s DC Supplementary Plan accounts. None of these NEOs participate in defined benefit pension plan arrangements.

Mr. Price is not currently a member of either the DB Plan, the DC Plan, or the DC Supplementary Plan. Instead, he receives a cash amount in lieu of pension plan contributions. In 2021, that amount was $89,625.

Teck will provide Mr. Conger and Mr. Price with a post-retirement spending account if they meet certain service and retirement thresholds.

Termination and Change in Control Benefits

The NEOs each have employment agreements that detail their position, duties, and compensation and benefits (including base salary, annual incentive, share units and stock options, pension, vacation, and other perquisites), as well as provisions on resignation, retirement, termination for cause, termination without cause and termination following a Change in Control (as defined below).

No incremental payments or benefits are payable to any NEO upon a Change of Control unless the NEO is terminated by Teck without cause or resigns for good reason within 12 months of a Change of Control. For this purpose, “good reason” shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation, including any requirement that the executive work greater than fifty kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of Teck’s business, or any adverse change in the reporting relationship of the executive, other than a change in the identity of the person or persons to whom the executive reports.

A Change in Control is defined for these purposes as:

•	the acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holdco and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of Teck; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” cease to constitute at least a majority of the Board;
•	an amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;
•	any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of Teck;
•	the sale of all or substantially all of Teck’s assets; or
•	a determination by the Board that a Change in Control has occurred for purposes of the relevant agreement.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Element	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1)(2)
Salary	Payments cease	Payments cease	Payments cease	2x current salary(3) (1x for NEOs with less than 2 years of service)	2x current salary(3) (1x for NEOs with less than 2 years of service)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	2x preceding year’s annual incentive award(3) (No payout for NEO with less than 2 years of service)	2x preceding year’s annual incentive award(3) (No payout for NEO with less than 2 years of service)

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Element	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1)(2)
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.(4) Vested options have a maximum remaining term of 3 years for early retirement and 5 years for normal retirement(5)	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term
Share Units	PSUs and unvested DSUs/PDSUs are forfeited Vested DSUs/PDSUs are redeemed by December 15 of the following year	All share units are forfeited	Unvested share units are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule.(6)
Vested DSUs/PDSUs are redeemed by December 15 of the following year	Unvested PSUs and PDSUs are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule
				Vested PDSUs/DSUs are redeemed by December 15 of the following year	All share units immediately vest and are payable, with vesting of performance units determined by the Compensation Committee based on performance metrics during abridged performance period
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases(7)	Coverage Ceases(7)

(1)	Amounts payable to the CEO are in accordance with the terms and conditions of his 2005 employment agreement.
(2)	Includes treatment in the event of resignation for good reason, as defined above.
(3)	In February 2022, the CEO’s employment agreement was amended to reduce the entitlement on termination without cause and termination without cause following a change in control from 3x annual salary and bonus to 2x annual salary and bonus.
(4)	Unvested options awarded in the 12-month period prior to retirement are forfeited.
(5)	See "Stock Option Plans" on Schedule B for description of "early retirement" and "normal retirement".
(6)	The Committee has discretion to allow continued vesting of previously granted share units upon retirement, in accordance with the terms of the PSU, PDSU and RSU Plans.
(7)	The Executive Retirement Agreement with the CEO described on page 69 specifies that the projected pension is payable at the Normal Retirement Date if the CEO is at least age 55 at the date of termination of employment without cause.

In order for the executive to receive payments where the executive is terminated without cause, the executive must:

•	not use knowledge or experience gained as a Teck employee in any manner which would be detrimental to business interests of Teck or its affiliates;
•	not directly or indirectly recruit or solicit any Teck employee for a period of 12 months following termination;
•	keep non-public information concerning the business of Teck and its affiliates, including information related to business opportunities, in strictest confidence;
•	comply with Teck’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
•	upon termination, return all Teck assets, including any documents, recordings or other format on which information belonging to Teck is stored.

These obligations do not apply if the executive is terminated by Teck within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.

The following table shows the estimated compensation payable assuming an NEO had been terminated effective on December 31, 2021 in connection with the applicable separation event.

NEO	Resignation	Termination with Cause	Retirement	Termination without Cause	Termination within 12 months of a Change in Control (1)(2)
D.R. Lindsay	$0	$0	$0	$9,666,200	$36,379,479
H.M. Conger	$0	$0	$0	$865,000	$12,738,967
J.H. Price	$0	$0	$0	$825,000	$6,948,193
P.C. Rozee	$0	$0	$0	$2,905,000	$8,816,216
R.B. Sheremeta	$0	$0	$0	$2,717,200	$8,244,988
(1)	Includes treatment in the event of resignation for good reason, as defined above, within 12 months of a Change in Control.
(2)	Includes the value of: (a) early vesting of options calculated based on the closing price of the Class B subordinate voting shares on the TSX at December 31, 2021 ($36.43) and (b) early vesting of unvested share units by multiplying the number of share units held at December 31, 2021 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2021 ($36.43). For the purposes of this table, the value of PSUs and PDSUs has been calculated assuming a performance factor of 100%.

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to securities authorized for issuance under Teck’s equity compensation plans as at December 31, 2021.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	23,811,606	$21.12	12,187,148

The following summarizes the number of stock options granted in the prior three years and summarizes the resulting dilution and burn rate:

	2021		2020		2019
	# of options	% of shares(1)	# of options	% of shares(1)	# of options	% of shares(1)
Annual Grant(2)	2,519,455	0.48%	6,313,710	1.21%	1,940,210	0.36%
Options Outstanding(3)	23,811,606	4.52%	25,259,331	4.83%	19,452,443	3.61%
Options Available for Grant(4)	12,187,148	2.31%	13,806,488	2.64%	1,759,503	0.33%
Overhang(5)	35,867,236	6.81%	39,065,819	7.46%	21,211,946	3.93%
Annual Burn Rate(6)	-	0.48%	-	1.18%	-	0.35%
(1)	Percentage of Class B subordinate voting shares as at December 31 of the applicable year.
(2)	Number of options granted under the 2010 Plan in the applicable year.
(3)	Number of options outstanding as at December 31 of the applicable year.
(4)	Number of options approved by shareholders and available for grant as at December 31 of the applicable year.
(5)	Number of options outstanding plus options available for grant as at December 31 of the applicable year.
(6)	Calculated in accordance with s. 613(d) of the TSX Company Manual by dividing the number of options granted each fiscal year by the weighted average number of Class B subordinate voting shares outstanding for the same fiscal year.

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Additional Information

Interest of Informed Persons in Material Transactions

Since January 1, 2021, no informed person or proposed director of Teck, or any associate or affiliate of any informed person or proposed director, had a material interest, direct or indirect, in any transaction or proposed transaction which materially affected or would materially affect Teck or any of its subsidiaries.

Availability of Documents

To request a copy of our core disclosure documents free of charge, including the Annual Report and Circular, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, BC V6C 0B3. These documents can be viewed on our website at www.Teck.com/reports.

Additional information about Teck is available on SEDAR at www.sedar.com. Financial information is provided in Teck’s comparative annual financial statements and the management’s discussion and analysis for our most recently completed financial year. Additional disclosure regarding Teck’s Audit Committee, including the full text of the Audit Committee Charter, can be found in our Annual Information Form for the year ended December 31, 2021.

We also file our Annual Report with the United States Securities and Exchange Commission under Form 40-F. This document can be viewed on EDGAR at www.sec.gov/edgar.

Insurance

Our by-laws provide for indemnification of current and former directors and officers against costs related to any action or proceeding to which they are made a party because of their position as a director or officer of Teck, subject to the limitations in the CBCA.

Teck has purchased insurance policies against liability incurred by directors or officers in the performance of their duties, for the benefit of Teck and such directors and officers. In 2021, Teck paid premiums of approximately US$3.3 million for US$200 million coverage for directors and officers and US$175 million for Teck, with no deductible for directors’ and officers’ coverage and a US$2.5 million deductible for Teck’s coverage. No claims have been made to date.

Board of Directors’ Approval

The contents and sending of this management Proxy Circular have been approved by the Board of Directors of Teck.

DATED the 1st day of March, 2022.

By order of the Board of Directors

“Amanda Robinson”

Amanda Robinson Corporate Secretary

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Schedule A

Mandate of the Board of Directors

It is the responsibility of the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to oversee the management of Teck’s business and affairs. The management of day-to-day operations is delegated to Teck’s Chief Executive Officer (“CEO”) and the other senior executives (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of Teck; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A.	Responsibilities

To fulfill its responsibilities and duties, the Board shall be responsible for the following, among other things:

1.	Providing Guidance, Direction, and Governance
(a)	ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;
(b)	ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;
(c)	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;
(d)	providing guidance and direction to Management in pursuit of Teck’s goals and strategic plans;
(e)	setting the tone for a culture of integrity and sound business decisions throughout Teck;
2.	Appointing and Evaluating Management, Compensation and Succession Planning
(a)	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO and other senior executives;
(b)	ensuring that appropriate succession planning, training, development, and monitoring is in place for Management generally;
(c)	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;
(d)	with the advice of the Compensation & Talent Committee, approving the compensation of the Management team and approving an appropriate compensation program for Teck’s personnel, including approval of any equity grants under Teck’s long-term incentive programs;
3.	Strategic Planning and Risk Management
(a)	adopting and ensuring the implementation of a strategic planning process on an annual basis, which takes into account, among other things, the opportunities and risks of the business;
(b)	identifying and assessing the principal risks of Teck’s business and ensuring the implementation of a risk management program to identify, assess, actively manage, mitigate, and monitor key risks;
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4.	Ethics and Social Responsibility
(a)	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout Teck;
(b)	approving Teck’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;
(c)	approving Teck’s Anti-Bribery and Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance;
(d)	approving Teck’s major policies and practices relating to social responsibility;
5.	Disclosure and Financial Reporting
(a)	approving Teck’s annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;
(b)	adopting a communication and continuous disclosure policy for Teck and monitoring its implementation;
(c)	overseeing the policies and procedures implemented by Management to ensure the integrity of Teck’s internal controls, financial reporting and management information systems;
(d)	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including as appropriate direct engagement with investors and their representatives;
6.	Governance
(a)	developing Teck’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck;
(b)	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;
(c)	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
(d)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of Teck for all directors;
(e)	establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise; and
(f)	determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules, and making such disclosures as are required with respect to that determination.
B.	Policies

In carrying out its responsibilities, the Board will conform to the following policies:

7.	Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in Teck’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by Teck.

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8.	Measures for Receiving Feedback from Security Holders

The Board has adopted a Shareholder Engagement Policy. Teck’s investor relations department is responsible for communications with investors. Investors have the opportunity to provide feedback to Teck via the investor relations group through email at Teck’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, Teck regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate Teck department for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports are reported quarterly to the Board.

9.	Expectations of Management

The day-to-day management of Teck and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain Teck’s operations efficiently and safely. The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Teck’s business.

10.	Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of Teck’s key policies, codes and mandates. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on Teck’s operations, business and key issues.

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Schedule B

Equity Incentive Plans

Stock Option Plan

Teck currently has options outstanding under one stock option plan, the 2010 Stock Option Plan (the “2010 Plan”). Under the 2010 Plan, options may be granted to full-time employees of Teck or a subsidiary who are or who demonstrate the potential of becoming key personnel. The following table sets out as at December 31, 2021 the number and percentage (on a non-diluted basis) of Class B subordinate voting shares reserved or available for issuance under the 2010 Plan:

	Number of Class B subordinate voting shares	Percentage of Class B subordinate voting shares
Total reserved for issuance under 2010 Plan	46,000,000	8.7%
Reserved under options that have been granted	23,811,606	4.5%
Available for future grants	12,187,148	2.3%

The Board determines the amount of options granted and the applicable exercise price, which must be not less than the closing sale price of the Class B subordinate voting shares on the TSX on the last trading day prior to the grant date. The maximum term of any option is 10 years and, unless otherwise determined by the Board, options vest in three equal instalments on the first, second and third anniversaries of the grant date. Class B subordinate voting shares reserved for issuance under options under our 2010 Plan that expire or terminate without being exercised are returned to the pool available for grant.

The aggregate number of Class B subordinate voting shares issuable to insiders of Teck at any time or issued to insiders of Teck within any one year period pursuant to the 2010 Plan and any other Teck share compensation arrangements may not exceed 10% of the aggregate number of issued and outstanding Class B subordinate voting shares and Class A common shares. Options are not transferable or assignable except to the legal personal representatives of a deceased optionee.

Options granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by Teck or its subsidiary. Treatment of options on termination of employment differs depending on the reason for termination, as set out in the table below:

Reason for Termination	Treatment of Options
Death	Options vesting within 3 years of death may be exercised by the estate until the earlier of (i) the 3rd anniversary of the date of death, and (ii) the later of the 1st anniversary of the date of death and the normal expiry date of such options.
Retirement

Vesting continues, except with respect to options granted within 12 months of retirement date, which are forfeited.

Options may be exercised until the earlier of the normal expiry date and the:

•         3rd anniversary of retirement, if “Early Retirement Eligible”

•         5th anniversary of retirement, if “Normal Retirement Eligible”

Retirement eligibility is dependent on:

•         the employee having at least 5 years of service

•         the employee giving 6 months’ notice of intention to retire, and

•         the sum of the employee’s years of service plus their age being at least 65 (early retirement) or 70 (normal retirement)

Resignation	Vested options may be exercised until the earlier of (i) the normal expiry date of the options, and (ii) 90 days after the date of resignation.
Cause	All options are forfeited.
Any other reason	Vested options may be exercised until the earlier of (i) the normal expiry date and (ii) one year after the earlier of the date of notice of dismissal and the effective end date of employment.

The 2010 Plan provides for certain adjustments in the number and kind of securities or other property issuable upon exercise upon the occurrence of certain events, including the subdivision or consolidation of the Class B subordinate voting shares, the amalgamation, merger or business combination of Teck, a

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re-designation of Class B subordinate voting shares, or a take-over bid for the Class B subordinate voting shares. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The 2010 Plan provides optionees with a share appreciation right (a “SAR”), in lieu of exercising, to realize the appreciation in value of the Class B subordinate voting shares underlying such option, determined by multiplying the applicable number of Class B subordinate voting shares by the excess of the current market value over the exercise price. A SAR may not be exercised in respect of more than 10,000 Class B subordinate voting shares and up to 50% of the amount received may be applied to the purchase of Class B subordinate voting shares from treasury at current market value.

Employees are prohibited from trading in Teck securities with knowledge of material information concerning Teck that has not been publicly disclosed. Teck establishes regular blackout periods during which employees may not trade in Teck securities, including exercising options. Under the 2010 Plan, options that would otherwise expire during or immediately following a blackout period will remain exercisable until the fifth business day after the blackout period ends.

The Board may discontinue or amend the 2010 Plan at any time, provided, that shareholder approval must be obtained to:

•	reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option;
•	extend the exercise period of an option beyond the normal expiry date (except in respect of blackout periods as noted above or in certain instances, on death of the optionee);
•	increase the levels of insider participation;
•	increase the number of Class B subordinate voting shares reserved for issuance (other than as set out in the 2010 Plan);
•	add non-employee directors to the category of persons eligible to receive options;
•	amend any assignment rights set; and
•	amend any matters for which shareholder approval is specifically required.

The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions, and to modify the mechanics of exercise. All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in option agreements, as it may consider necessary or appropriate.

Share Unit Plans

Teck has four share unit plans pursuant to which participants receive non-dilutive, notional share units with the following features:

•	value is tied to the price of the Class B subordinate voting shares at any given time
•	not entitled to any voting or other shareholder rights
•	receive dividend equivalents in the form of additional units, based on the value of the Class B subordinate voting shares on the dividend payment date
•	paid out in cash

Share units are granted as an equity-linked retention bonus for employees’ continued service during the vesting period. In determining the recipients and terms of any share unit awards, the Compensation Committee may give consideration to the expected functions and responsibilities of the person during the vesting period, the value of the person’s future services to Teck and other factors that the Compensation

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Committee deems relevant. Share unit awards are not made on the basis of past services to Teck and do not take into account employees’ previous performance.

Participation, vesting, and payment details are set out in the following table:

Plan	Participants	Vesting	Payment
DSU	• New grants to non-executive directors only (annual grant; all or a portion of annual retainer, by election)	• Immediately on the grant date (Directors only)	• by election no later than December 15 of the year after the participant ceases to be employed by Teck
PSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• on the vesting date
PDSU	• Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	• no later than the 3rd anniversary of the grant date	• by election no later than December 15 of the year after the participant ceases to be employed by Teck
RSU	• Employees • Non-executive directors who have met minimum shareholding requirements (all or portion of annual retainer, by election)	• no later than the 3rd anniversary of the grant date	• on the vesting date

All share units vest upon a change in control, with vesting of performance units determined by the Compensation Committee based on performance against the relevant metrics during the abridged performance period; however, awards pay out on their normal schedule. Prior to the adoption of the PDSU plan, certain officers were granted DSUs, all of which have now vested.

Each DSU has a payout value equal to the closing price of the Class B subordinate voting shares on the TSX on the trading day prior to the applicable payout date. Each RSU, PSU, and PDSU has a payout value equal to the VWAP of the Class B subordinate voting shares for the 20 consecutive trading days prior to the applicable payout date.

All share units are cash settled and have no dilutive effect on Teck securities. As such, the share unit plans do not have a fixed maximum number or percentage of awards reserved. The following table sets out as at December 31, 2021 the number of outstanding share units under each plan and the percentage of the issued and outstanding Class B subordinate voting shares that this number represents (undiluted):

Plan	Number of Share Units	Percentage relative to number of outstanding Class B subordinate voting shares
DSU Plan	2,526,385	0.48%
RSU Plan	2,707,044	0.51%
PSU Plan	1,621,830	0.31%
PDSU Plan	185,470	0.04%

Performance-Linked Awards – Grants prior to 2022

Performance metrics are set at the time of grant which affect the number of PSUs and PDSUs that vest, which may be from 0% to 200% of the number of share units granted. This performance factor is determined, and the PSUs and PDSUs vest, following a performance period of approximately 3 years.

The performance factor is based on two metrics that are weighted equally, one internal and one external:

•	Teck’s TSR performance relative to a performance comparator group separate from the Compensation Comparator Group (the "Performance Comparator Group");
•	Changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business.

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For these purposes, TSR is defined as the annualized share price appreciation/depreciation plus dividends and any cash-equivalent distributions and is calculated using the share price at the beginning and end of the period, including the value of dividends paid during the period. Relative performance is measured incrementally, with a 1st or 2nd ranking among the Performance Comparator Group equating to a 200% performance factor for TSR, with a last or second-to-last place ranking equating to 0%. The TSR performance factor would be 100% of target value (or 25% of target total long-term incentive value) if Teck ranked 7th among the Performance Comparator Group, meaning Teck’s TSR performance was greater than 6 companies but trailing the 6 other companies in the Performance Comparator Group over the relevant period.

Whereas the Compensation Comparator Group comprises a global selection of companies against whom Teck competes for talent, the Performance Comparator Group consists of companies primarily engaged in mining and/or refining multiple commodities and against whom Teck competes for capital. For 2021, the Performance Comparator Group consisted of the following companies as quoted on the noted exchanges:

•	Alpha Metallurgical Resources, Inc. (NYSE)
•	Anglo American plc (LSE)
•	Arch Resources, Inc. (NYSE)
•	BHP Billiton Limited (NYSE)
•	Coronado Global Resources Inc. (ASX)
•	First Quantum Minerals Ltd. (TSX)
•	Freeport-McMoran Inc. (NYSE)
•	Hudbay Minerals Inc. (TSX)
•	Lundin Mining Corporation (TSX)
•	Rio Tinto plc (NYSE)
•	Vale S.A. (NYSE)
•	Warrior Met Coal, Inc. (NYSE)

These companies were selected on the basis of having similar attributes to Teck from an investment standpoint. The companies in the Performance Comparator Group range widely in size, measured by revenues or market capitalization, commodities mined or refined and in global footprint. The diversity of size and composition in the Performance Comparator Group is necessary in order to construct a group size large enough to be appropriate for comparison and to minimize the effect of any one company’s performance.

For the EBITDA metric for the 2021 PSU and PDSU grants, the weighting of commodities in the synthetic index was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil. EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the determination date.

Performance-Linked Awards – Amendments for 2022

In February 2022, following a comprehensive review of market and leading practices, extensive consultations with shareholders, and receipt of advice from Meridian, the Compensation Committee approved a new balanced scorecard framework for the PSUs and PDSUs. The performance factor for performance share units granted beginning in 2022 will measure performance against a balanced scorecard incorporating five different metrics as set out in the table below. The Compensation Committee will meet prior to the vesting date of the relevant PSUs and PDSUs to make a determination on the final performance factor to be applied, particularly with respect to the strategic and sustainability metrics that require qualitative assessment of progress against the stated goals.

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Metric	Performance Basis	Weighting	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	20%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (ROCE)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline.
Production and Cost Performance	Actual production and cost performance vs. budget	20%	To further link executive pay to operational discipline.
Sustainability Progress Index	Performance against certain longer term sustainability goals	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy.
Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan.

Scoring for the first three metrics will be based on the tables below (percentage payout relates to % of the 20% for that bucket):

Metric
Relative TSR	Rank	1	2	3	4	5	6	7	8	9	10	11	12	13
	Payout (%)	200	180	160	140	120	110	100	90	80	60	40	20	0

ROCE	Change (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

Production and Cost Perf.	Relative Perf. v. Guidance (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

In order to strengthen the link between executive compensation and our sustainability performance, a new sustainability progress index has been developed for use in the revised performance share unit plans. Each of these objectives aligns strongly with Teck’s overall corporate strategy and will be measured against specific targets.

Sustainability Progress Index Theme	KPI	Overall Weighting
Climate Change	Annual carbon intensity performance assessed against a trajectory to reduce in carbon intensity by 33% by 2030	4%
Biodiversity and Reclamation	Implementation of the Teck Biodiversity Standard	4%

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Sustainability Progress Index Theme	KPI	Overall Weighting
Tailings Facilities Management	Implementation of the Global Industry Standard on Tailings Management (GISTM)	4%
Equity, Diversity and Inclusion	Increase in the percentage of women at Teck	4%
ESG Ratings and Rankings	Achievement of top rankings in a range of leading sustainability rankings and indices	4%

Each of the themes within the sustainability progress index aligns strongly with Teck’s overall corporate strategy and will be measured against specific targets, set annually. Performance against the targets will be reviewed and recommended to the Compensation Committee by the Safety & Sustainability Committee. Some subjective judgment may need to be applied in determining the final performance ranking for certain elements of the sustainability progress index.

The climate change and gender diversity components involve quantitative metrics that will track linear progress towards Teck’s 2030 targets for reducing carbon intensity and increasing the proportion of women working at Teck. Those metrics are consistent with the metrics included in Teck’s sustainability-linked loan facility that was entered into in 2021. The biodiversity and tailings facility components will require qualitative evaluation of progress against the Teck-wide Biodiversity Action Plan and Teck’s implementation of the new Global Industry Standard on Tailings Management. The final component will track Teck’s performance in a number of third-party performance ratings and rankings, requiring Teck to be within the top 10% of mining companies to receive credit for this portion.

Strategic Execution

The strategic objectives metric will link executive compensation to execution of Teck’s strategic plan over the three year time-frame of the performance share units. This may include goals in are as such as:

•	development of copper growth opportunities consistent with our prudent growth approach and capital allocation framework
•	execution of major capital projects relative to controllable costs and schedule
•	application of fit-for-purpose digital and technology solutions to reduce operating costs and improve productivity, safety, and sustainability
•	achievement of important strategic milestones which deliver shareholder value while acting as a responsible corporate citizen

Due to the commercially and strategically sensitive nature of the strategic plan, certain of these goals may not be fully disclosed, however the Compensation Committee will employ a rigorous process to set the strategic targets and assess performance against those targets at the end of the vesting period.

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TECK RESOURCES LIMITED

PROXY - CLASS A COMMON SHARES

ANNUAL MEETING OF SHAREHOLDERS

April 27, 2022

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Sheila A. Murray, Chair of the Board of the Corporation, or failing her, Norman B. Keevil, III, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 27, 2022 and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
1. M.M. Ashar	☐	☐	6. D.R. Lindsay	☐	☐	11. P.G. Schiodtz	☐	☐
2. Q. Chong	☐	☐	7. S.A. Murray	☐	☐	12. T.R. Snider	☐	☐
3. E.C. Dowling	☐	☐	8. T.L. McVicar	☐	☐	13. S.A. Strunk	☐	☐
4. T. Higo	☐	☐	9. K.W. Pickering	☐	☐	14. M. Tani	☐	☐
5. N.B. Keevil III	☐	☐	10. U.M. Power	☐	☐
2.	To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration.

FOR  _________      WITHHOLD VOTE _________

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR   _________     AGAINST __________

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this __________ day of __________, 2022.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on the label below. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of proxy available when you access the website at www.tsxtrust.com/vote-proxy. You will be prompted to enter your Control Number which is located below. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@tmx.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting. The Chair of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

REQUEST FOR FINANCIAL STATEMENTS AND PROXY MATERIAL:

You are entitled to request that the financial statements and proxy related materials be sent to you. If you wish to receive such material, please tick the applicable boxes below or go to TSX Trust’s website tsxtrust.com/edelivery.

☐	I would like to receive quarterly financial statements
☐	I would like to receive annual financial statements
☐	I would like to receive the information circular for the next meeting
☐	I would like to receive future mailings by email at ______________________

- - - -	Your name and address are shown as registered. Please notify TSX Trust Company of any change in your address.

Control Number

TECK RESOURCES LIMITED

PROXY - CLASS B SUBORDINATE VOTING SHARES

ANNUAL MEETING OF SHAREHOLDERS

April 27, 2022

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Sheila A. Murray, Chair of the Board of the Corporation, or failing her, Norman B. Keevil, III, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 27, 2022 and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
1. M.M. Ashar	☐	☐	6. D.R. Lindsay	☐	☐	11. P.G. Schiodtz	☐	☐
2. Q. Chong	☐	☐	7. S.A. Murray	☐	☐	12. T.R. Snider	☐	☐
3. E.C. Dowling	☐	☐	8. T.L. McVicar	☐	☐	13. S.A. Strunk	☐	☐
4. T. Higo	☐	☐	9. K.W. Pickering	☐	☐	14. M. Tani	☐	☐
5. N.B. Keevil III	☐	☐	10. U.M. Power	☐	☐
2.	To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration.

FOR  _________      WITHHOLD VOTE _________

3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR   _________     AGAINST __________

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this __________ day of __________, 2022.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on the label below. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of proxy available when you access the website at www.tsxtrust.com/vote-proxy. You will be prompted to enter your Control Number which is located below. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@tmx.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting. The Chair of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

REQUEST FOR FINANCIAL STATEMENTS AND PROXY MATERIAL:

You are entitled to request that the financial statements and proxy related materials be sent to you. If you wish to receive such material, please tick the applicable boxes below or go to TSX Trust’s website tsxtrust.com/edelivery.

☐	I would like to receive quarterly financial statements
☐	I would like to receive annual financial statements
☐	I would like to receive the information circular for the next meeting
☐	I would like to receive future mailings by email at ______________________

- - - -	Your name and address are shown as registered. Please notify TSX Trust Company of any change in your address.

Control Number

Notice of Annual Meeting of Shareholders

of Teck Resources Limited

When: Wednesday, April 27, 2022 12:00 p.m. (Pacific time)	Where: Virtual meeting at: https://virtual-meetings.tsxtrust.com/1294

At the annual meeting of shareholders (the “Meeting”), shareholders will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2021 and the auditor’s report thereon;
2)	elect 14 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation; and
5)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the management proxy circular (the “Circular”), which also has information on voting and about our directors, governance and compensation.

You have the right to vote if you were a Teck shareholder as of the close of business on March 1, 2022.

Your vote is important. All shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by 12:00 p.m. (PDT) on Monday, April 25, 2022 (the “Proxy Deadline”). Detailed voting instructions for registered and non-registered shareholders begin on page 3 of the Circular.

Virtual Meeting Attendance

In light of the ongoing COVID-19 pandemic and potential restrictions on gatherings, Teck is requesting that shareholders vote on the matters before the meeting by proxy and attend the meeting virtually at: https://virtual-meetings.tsxtrust.com/1294. To participate in the Meeting, shareholders will need to log in using the control number included on your proxy form and the passcode “teck2022”. The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting live, submit questions, and vote on the business of the meeting, if the shares have not been voted in advance of the Meeting. If you wish to appoint someone to be your proxy other than the persons named in the form of proxy, you will need to completed and return the Request for Control Number Form at https://www.tsxtrust.com/control-number-request at least 24 hours prior to the meeting

Have a question for management? Email corporate.secretary@Teck.com to submit it in advance.

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Non-Registered Holders

Non-registered holders, including those holding their shares through a broker, financial institution or other intermediary, should carefully follow the instructions set out in their voting instruction form. Please note that only registered shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and complete and return the Request for Control Number Form at https://www.tsxtrust.com/control-number-request at least 24 hours prior to the meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials.

The Circular, proxy, and 2021 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.sedar.com and www.sec.gov/edgar.

Are you a registered shareholder and have questions about Notice-and-Access or want to obtain free paper copies?

Call: 1-888-433-6443 (from North America)

1-416-682-3801 (outside North America)

Email: tsxt-fulfilment@tmx.com

Are you a non-registered shareholder and want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call: 1-877-907-7643 or 1-844-916-0609

(from North America)

1-303-562-9305 (outside North America)

You will need the control number from your voting instruction form.

Not sure if you’re a registered shareholder?

See page 5 for more information.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting.

Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

By order of the Board of Directors,

“Amanda Robinson”

Amanda Robinson

Corporate Secretary and Legal Counsel

March 1, 2022

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CERTIFICATE OF ABRIDGEMENT

TO:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities Service Newfoundland & Labrador
Office of the Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission
Nunavut Securities Office
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Office of the Yukon Superintendent of Securities

RE: Annual Meeting of Shareholders of Teck Resources Limited (the “Corporation”) to be held on April 27, 2022 (the “Meeting”)

With reference to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”),the undersigned, Amanda R. Robinson, Corporate Secretary of the Corporation, hereby certifies, as Corporate Secretary of the Corporation and not in her personal capacity and without personal liability, that as of the date of this Certificate:

(a)	in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.9 and section 2.12 of NI 54-101;
(b)	the Corporation has elected to use the “notice-and-access” provisions under NI 54-101 in connection with the Meeting and, in accordance with the requirements set out in section 2.20(a.1) of NI 54-101, has fixed the record date for the Meeting (the “Record Date”) to be at least 40 days before the date of the Meeting and has arranged for the notification of the Meeting and the Record Date under section 2.2 of NI 54-101 to be sent at least 3 business days before the Record Date;
(c)	in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 applicable to the Meeting, in addition to those described in paragraph (a) above; and
(d)	the Company is relying on section 2.20 of NI 54-101 to abridge the time periods prescribed in section 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

Dated this 25th day of March, 2022.

TECK RESOURCES LIMITED
“Amanda R. Robinson”
Amanda R. Robinson Corporate Secretary